Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

ECOLAB INC.,

SUSTAINABILITY PARTNERS CORPORATION

AND

NALCO HOLDING COMPANY

DATED AS OF JULY 19, 2011

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER dated as of July 19, 2011 (this “Agreement”) is made and entered into among Ecolab Inc., a Delaware corporation (“Ecolab”), Sustainability Partners Corporation, a Delaware corporation and a direct, wholly-owned Subsidiary of Ecolab (“Merger Sub”), and Nalco Holding Company, a Delaware corporation (“Nalco”).  Ecolab, Merger Sub and Nalco are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Boards of Directors of Ecolab, Merger Sub and Nalco have each determined that the transactions contemplated by this Agreement are consistent with, and will further, their respective business strategies and goals, and have deemed it advisable and in the best interests of their respective companies and stockholders that Ecolab and Nalco enter into a business combination;

WHEREAS, in furtherance thereof, the Boards of Directors of Ecolab, Merger Sub and Nalco have approved and declared advisable this Agreement and the merger of Nalco with and into Merger Sub (the “Merger”) in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, it is intended that for U.S. federal income tax purposes the Merger will qualify as a reorganization under Section 368(a) of the Code, this Agreement will constitute a plan of reorganization, and Ecolab, Nalco and Merger Sub each will be a party to such reorganization within the meaning of Section 368(b) of the Code.

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
DEFINED TERMS

        Section 1.1   Certain Defined Terms.  As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract, as trustee or executor or otherwise.

“Available Cash Amount” means an amount of cash equal to 30% of the product of (a) $38.80 and (b) the number of issued and outstanding shares of Nalco Common Stock immediately prior to the Effective Time (other than Excluded Shares or Dissenting Shares).

“Base Ecolab Stock Price” means $55.39.

“Beneficial Owner” means, with respect to a Security, any Person who, directly or indirectly, through any Contract, relationship or otherwise, has or shares (a) the power to vote, or to direct the voting of, such Security, (b) the power to dispose of, or to direct the disposition of, such Security or (c) the ability to profit or share in any profit derived from a transaction in such Security. The term “Beneficial Ownership” will be construed accordingly.

“Board of Directors” means the board of directors of a specified Person, or any committee thereof.

“Burdensome Condition” means making proposals, executing, carrying out or terminating Contracts (including consent decrees) or submitting to Laws (a) providing for the license, sale or other disposition or holding separate (through the establishment of trust or otherwise) of assets or categories of assets of Ecolab, Nalco (or the Surviving Corporation after the Effective Time) or their respective Subsidiaries, or the disposition or holding separate of the capital stock of one or more Ecolab Subsidiaries or Nalco Subsidiaries, in any case which, in the aggregate, accounted for annual net sales for the most recently completed fiscal year exceeding $200,000,000, or (b) imposing or seeking to impose any material limitation on the ability of Ecolab, Nalco (or the Surviving Corporation after the Effective Time) or any of their respective Subsidiaries to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of Ecolab, Nalco (or the Surviving Corporation after the Effective Time) or their respective Subsidiaries, in any case which, in the aggregate, affects or relates to business units of Ecolab, Nalco (or the Surviving Corporation after the Effective Time) or their respective Subsidiaries that accounted for annual net sales for the most recently completed fiscal year exceeding $200,000,000.

“Business Day” means any day, except Saturday or Sunday, on which commercial banks are not required or authorized to close in the City of New York.

“Change” means a change, circumstance, condition, event, effect, development or state of facts.

“Closing Ecolab Stock Price” means the average VWAP price per share, rounded to four decimals, of Ecolab Common Stock, for the period of 10 consecutive trading days ending on the last full trading day prior to the Effective Time.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Competition Law” means any Law, including the HSR Act, intended to prohibit, restrict or regulate actions having an anticompetitive effect or purpose, including competition, restraint of trade, anti-monopolization, merger control or antitrust Laws.

“Constituent Documents” means with respect to any entity, its certificate or articles of incorporation, bylaws and any similar charter or other organizational documents of such entity.

“Contract” means any contract, agreement, lease, sublease, license, sublicense, commitment, understanding, franchise, warranty, guaranty, mortgage, note, bond, option, warrant or other legally binding arrangement, in each case, whether written or oral and whether one or a series of related Contracts.

“Ecolab Acquisition Proposal” means any proposal or offer from any Person or group for a direct or indirect (a) merger, binding share exchange, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving Ecolab, pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, 15 percent or more of the aggregate voting power of Ecolab or of the surviving entity in a merger involving Ecolab or the resulting direct or indirect parent of Ecolab or such surviving entity, (b) sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition or assumption of 15 percent or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of Ecolab and the Ecolab Subsidiaries, taken as a whole, in one or a series of related transactions, or (c) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) that if consummated would result in the Beneficial Ownership by any Person or group of Securities representing 15 percent or more of the then-outstanding Ecolab Common Stock (or of the shares of the surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger, in each case involving Ecolab); provided that the term “Ecolab Acquisition Proposal” will not include the Merger or the other transactions contemplated by this Agreement.

        “Ecolab Benefit Plan” means any employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, thirteenth month, termination indemnity, redundancy, change in control, performance, retention, severance or termination pay, holiday pay, sick pay, workers’ compensation, vacation pay, fringe benefit, educational assistance, housing assistance, relocation or expatriate, moving expense reimbursement, hospitalization or other medical, life, disability, welfare benefit or other insurance, supplemental unemployment benefits, profit-sharing, pension, superannuation or retirement plan, program or Contract, and each other employee benefit plan, program, or Contract (including employment Contracts), whether written or oral, currently maintained or contributed to or required to be contributed to by Ecolab, any Ecolab Subsidiary or any ERISA Affiliate, for the benefit of any current or former director, officer or employee of Ecolab or any Ecolab Subsidiary, other than (i) any Multiemployer Plan or (ii) any such plan, program or Contract that is required by applicable Law.

“Ecolab Common Stock” means the Common Stock, par value $1.00 per share, of Ecolab (together with the Ecolab Rights attached thereto or associated therewith).

“Ecolab Financial Statements” means the consolidated financial statements of Ecolab and the Ecolab Subsidiaries included in the Ecolab SEC Documents together, in the case of year-end statements, with reports thereon by PricewaterhouseCoopers LLP, the independent auditors of Ecolab, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows, and accompanying notes.

“Ecolab Intellectual Property License Agreements” means Contracts granting or obtaining any right to use or practice any rights under any Intellectual Property to which Ecolab or any Ecolab Subsidiary is a party or otherwise bound.

“Ecolab Leased Real Property” means all real property interests of Ecolab or any of the Ecolab Subsidiaries acquired pursuant to any Lease.

“Ecolab Material Adverse Effect” means a Material Adverse Effect with respect to Ecolab.

“Ecolab Owned Intellectual Property” means all U.S. and foreign Patents (including those granted to or applied for or owned by Ecolab or any Ecolab Subsidiary), registered Trademarks (including Internet domain name registrations) and material unregistered Trademarks, registered Copyrights and material unregistered Copyrights, and material Software which are owned by Ecolab or the Ecolab Subsidiaries.

“Ecolab Owned Real Property” means real property, together with all improvements and fixtures located thereon or attached or appurtenant thereto, owned by Ecolab or any Ecolab Subsidiary, including all easements, licenses, rights and appurtenances relating to the foregoing.

“Ecolab Preferred Stock” means the Preferred Common Stock, without par value, of Ecolab.

“Ecolab Rights” means the rights distributed to the holders of Ecolab Common Stock pursuant to the Ecolab Rights Agreement.

“Ecolab Rights Agreement” means the Rights Agreement dated as of February 24, 2006, as amended, between Ecolab and Computershare Investor Services, LLC, as rights agent.

        “Ecolab Stock-Based Award” means any Equity Right consisting of, based on or relating to shares of Ecolab Common Stock granted under an Ecolab Stock Plan, other than Ecolab Stock Options.

                “Ecolab Stock Option” means any Equity Right that is an option to purchase Ecolab Common Stock granted under any Ecolab Stock Plan.

                “Ecolab U.S. Benefit Plan” means any Ecolab Benefit Plan that is not a Foreign Ecolab Benefit Plan.

“Environmental Law” means any Law relating to the environment, natural resources, pollutants, contaminants or, to the extent relating to exposure to hazardous or toxic substances, public health and safety, including any Law pertaining to (a) treatment, storage, disposal, generation and transportation of toxic or hazardous substances or solid or hazardous waste, (b) air, water and noise pollution, (c) groundwater or soil contamination, (d) the release or threatened release into the environment of toxic or hazardous substances or  solid or hazardous waste, including emissions, discharges, injections, spills, escapes or dumping into the environment of pollutants, contaminants or chemicals, (e) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or oil or petroleum products or solid or hazardous waste, (f) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles, (g) public health and safety or (h) the protection of wild life, marine sanctuaries and wetlands, including all endangered and threatened species.

“Environmental Permit” means any permit, license, authorization or consent required pursuant to applicable Environmental Laws.

“Equity Right” means, with respect to any Person, any security or obligation convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, “phantom” awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, any trade or business, whether or not incorporated, that together with such entity and its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means 0.7005.

“Expenses” means all out-of-pocket expenses (including all fees and expenses of legal counsel, accountants, investment bankers, experts and consultants to a Party or its Affiliates) incurred by or on behalf of a Party in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated by this Agreement, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and the Form S-4, and any amendments or supplements thereto, the solicitation of the Nalco Stockholder Approval and the Ecolab Stockholder Approval and all other matters related to the transactions contemplated by this Agreement.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder.

“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) department, agency or instrumentality of a foreign or other government, including any state-owned or state controlled instrumentality of a foreign or other government, (d) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (e) international or multinational organization formed by states, governments or other international organizations, (f) organization that is designated by executive order pursuant to Section 1 of the United States International Organizations Immunities Act (22 U.S.C. 288 of 1945), as amended, and the rules and regulations promulgated or (g) other body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police or regulatory authority or taxing authority or power of any nature.

“Hazardous Substance” means any substance, material, contaminant, pollutant or waste that is regulated under any Environmental Law, including any admixture or solution thereof, and including petroleum and all derivatives thereof , asbestos or asbestos-containing materials in any form or condition and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication (a) all obligations of such Person and its Subsidiaries for borrowed money, or with respect to deposits or advances of any kind, (b) all obligations of such Person and its Subsidiaries evidenced by bonds, debentures, notes, mortgages or similar instruments or securities, (c) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practices), (d) all obligations of such Person and its Subsidiaries under conditional sale or other title retention Contracts relating to any property purchased by such Person or any of its Subsidiaries,
(e) all obligations of such Person and its Subsidiaries issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person and its Subsidiaries to creditors for inventory, services and supplies incurred in the ordinary course of business consistent with past practices), (f) all lease obligations of such Person and its Subsidiaries capitalized on the books and records of such Person or any of its Subsidiaries, (g) all obligations of others secured by a Lien on property or assets owned or acquired by such Person or any of its Subsidiaries, whether or not the obligations secured thereby have been assumed, (h) all letters of credit or performance bonds issued for the account of such Person or any of its Subsidiaries (excluding (i) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (ii) standby letters of credit relating to workers’ compensation insurance and surety bonds, (iii) surety bonds and customs bonds and (iv) clearing house guarantees) and (i) all guarantees and Contracts having the economic effect of a guarantee of such Person or any of its Subsidiaries of any Indebtedness of any other Person, other than clearing house guarantees.  Notwithstanding the foregoing, “Indebtedness” will not include intercompany indebtedness, obligations or liabilities between either (a) Nalco or one of the wholly-owned Nalco Subsidiaries, on the one hand, and another wholly-owned Nalco Subsidiary, on the other hand, or (b) Ecolab or one of the wholly-owned Ecolab Subsidiaries, on the one hand, and another wholly-owned Ecolab Subsidiary, on the other hand.

“Intellectual Property”  means all of the following anywhere in the world and all legal rights, title or interest in, under or in respect of the following arising under Law, whether or not filed, perfected, registered or recorded and whether now or later existing, filed, issued or acquired, including all renewals (a) all patents and applications for patents (including all invention disclosures) and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part (collectively, “Patents”), (b) all copyrights, copyright registrations and copyright applications, copyrightable works and all other corresponding rights (collectively, “Copyrights”), (c) all trade dress and trade names, logos, Internet addresses and domain names, trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin and all goodwill associated with any of the foregoing (collectively, “Trademarks”), (d) all computer software (including source and object code), firmware, development tools, proprietary languages, algorithms, files, records, technical drawings and related documentation, data and manuals (collectively, “Software”), (e) all mask works, mask work registrations and mask work applications and all other corresponding rights, (f) all inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, technology, technical data, (g) trade secrets, confidential business information, manufacturing and production processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, advertising and promotional materials, customer, distributor, reseller and supplier lists and information, correspondence, records, and other documentation, and other proprietary information of every kind (collectively, “Trade Secrets”), (h) all databases and data collections, (i) all other proprietary rights (including moral rights) and (j) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“IRS” means the U.S. Internal Revenue Service.

“Known” or “knowledge” means, with respect to any Party, the actual knowledge, after reasonable inquiry, of such Party’s executive officers.

“Law” means any federal, state, local, municipal, foreign, international, multinational or other rule, regulation, statute, Order, ordinance, constitution, treaty, directive or code promulgated by any Governmental Authority, including any binding case law.

“Lease” means any lease, sublease, license, occupancy agreement or similar Contract relating to real property.

“Liens” means any mortgage, claim, pledge, hypothecation, assignment, deposit agreement, encumbrance, lien (statutory or other), servitude, easement, right of way, community or other material property interest, option, preference, priority, right of first offer or refusal or other charge or security interest of any kind or nature whatsoever (including any conditional sale or other title retention Contract).

“Litigation” means an action, suit, claim or litigation.

                “Material Adverse Effect” means with respect to any Person, a Change that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or that would reasonably be expected to prevent or materially impair or materially delay the ability of such Person to consummate the Merger; provided that none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been, a Material Adverse Effect: (i) any Change generally affecting economic, regulatory or political conditions, (ii) any Change generally affecting the financial, credit, securities or other capital markets in the United States or any foreign jurisdiction, (iii) any Change generally affecting the industries in which such Person and its Subsidiaries operate, (iv) any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (v) any change in applicable Law or GAAP (or authoritative interpretation thereof), (vi) the execution, delivery, announcement or pendency of this Agreement, any Party’s compliance with the terms of this Agreement or the anticipated consummation of the Merger, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers, suppliers or business partners, (vii) any change in the market price, credit rating or trading volume of the securities of such Person (other than as a result of a Change otherwise constituting a Material Adverse Effect as provided herein), (viii) any failure by such Person to meet any internal or published projections, forecasts, estimates or projections in respect of revenues, cash flow, earnings or other financial or operating metrics for any period (other than as a result of a Change otherwise constituting a Material Adverse Effect as provided herein) or (ix) any hurricane, tornado, flood, earthquake, tsunami, volcano eruption or other natural disaster, except, with respect to clauses (i), (ii), (iii), (iv), (v) and (ix) above, to the extent that any such Change has a materially greater adverse effect or impact on such Person and its Subsidiaries, taken as a whole, as compared to other companies operating in the same industries and markets in which such Person and its Subsidiaries operate.

“Multiemployer Plan” means any plan or Contract that is a multiemployer plan within the meaning of Sections 3(37), 3(40) or 4001(a)(3) of ERISA.

“Nalco Acquisition Proposal” means any proposal or offer from any Person or group for a direct or indirect (a) merger, binding share exchange, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving Nalco, pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, 15 percent or more of the aggregate voting power of Nalco or of the surviving entity in a merger involving Nalco or the resulting direct or indirect parent of Nalco or such surviving entity, (b) sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition or assumption of 15 percent or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of Nalco and the Nalco Subsidiaries, taken as a whole, in one or a series of related transactions, or (c) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) that if consummated would result in the Beneficial Ownership by any Person or group of Securities representing 15 percent or more of the then-outstanding Nalco Common Stock (or of the shares of the surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger, in each case involving Nalco); provided that the term “Nalco Acquisition Proposal” will not include the Merger or the other transactions contemplated by this Agreement.

“Nalco Benefit Plan” means any employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, thirteenth month, termination indemnity, redundancy, change in control, performance, retention, severance or termination pay, holiday pay, sick pay, workers’ compensation, vacation pay, fringe benefit, educational assistance, housing assistance, relocation or expatriate, moving expense reimbursement, hospitalization or other medical, life, disability, welfare benefit or other insurance, supplemental unemployment benefits, profit-sharing, pension, superannuation or retirement plan, program or Contract, and each other employee benefit plan, program, or Contract (including employment Contracts), whether written or oral, currently maintained or contributed to or required to be contributed to by Nalco, any Nalco Subsidiary or any ERISA Affiliate, for the benefit of any current or former director, officer or employee of Nalco or any Nalco Subsidiary, other than (i) any Multiemployer Plan or (ii) any such plan, program or Contract that is required by applicable Law.

“Nalco Common Stock” means the Common Stock, par value $0.01 per share, of Nalco.

“Nalco Financial Statements” means the consolidated financial statements of Nalco and the Nalco Subsidiaries included in the Nalco SEC Documents together, in the case of year-end statements, with reports thereon by Ernst & Young LLP or PricewaterhouseCoopers LLP, as the case may be, the independent auditors of Nalco for the periods included therein, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows, and accompanying notes.

“Nalco Intellectual Property License Agreements” means Contracts granting or obtaining any right to use or practice any rights under any Intellectual Property to which Nalco or any Nalco Subsidiary is a party or otherwise bound.

“Nalco Leased Real Property” means all real property interests of Nalco or any of the Nalco Subsidiaries acquired pursuant to any Lease.

“Nalco Material Adverse Effect” means a Material Adverse Effect with respect to Nalco.

“Nalco Owned Intellectual Property” means all U.S. and foreign Patents (including those granted to or applied for or owned by Nalco or any Nalco Subsidiary), registered Trademarks (including Internet domain name registrations) and material unregistered Trademarks, registered Copyrights and material unregistered Copyrights, and material Software which are owned by Nalco or the Nalco Subsidiaries.

“Nalco Owned Real Property” means real property, together with all improvements and fixtures located thereon or attached or appurtenant thereto, owned by Nalco or any Nalco Subsidiary, including all easements, licenses, rights and appurtenances relating to the foregoing.

“Nalco Preferred Stock” means the Preferred Stock, par value $0.01 per share, of Nalco.

“Nalco RSU” means any Nalco Stock-Based Award that is (a) a restricted stock unit payable in shares of Nalco Common Stock or whose value is determined with reference to the value of shares of Nalco Common Stock and (b) held by a non-employee member of the Board of Directors of Nalco.

                “Nalco U.S. Benefit Plan” means any Nalco Benefit Plan that is not a Foreign Nalco Benefit Plan.

“NYSE” means the New York Stock Exchange, Inc.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

“Permitted Liens” means (a) any Lien for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been established in the Ecolab Financial Statements or Nalco Financial Statements, as applicable, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens incurred in the ordinary course of business consistent with past practices, (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation and (d) easements, rights-of-way, restrictions and other similar encumbrances, which, in the aggregate, are not substantial in amount and which do not in any case materially interfere with the use or materially detract from the value of the property subject thereto.

“Person” means an individual, corporation, limited liability company, general or limited partnership, association, trust, unincorporated organization, Governmental Authority, other entity or group (as defined in the Exchange Act).

“Proceeding” means an action, suit, claim, litigation, proceeding, arbitration, investigation, audit, charge, complaint, review or controversy, whether judicial or administrative.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal and migration, including the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the environment.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“Section 16 Officer” means any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Nalco, other than by reason of being a non-employee member of the Board of Directors of Nalco.

“Securities” means, with respect to any Person, any class or series of common stock, preferred stock, membership interest and any other equity securities or capital stock of such Person, however described and whether voting or non-voting.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                “Stock Award Exchange Ratio” means (a) the closing price of shares of Nalco Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Ecolab and Nalco) for the last trading day prior to the Closing, divided by (b) the closing price of shares of Ecolab Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Ecolab and Nalco) for the last trading day prior to the Closing.

“Subsidiary” means, when used with respect to any Person, any other Person, whether incorporated or unincorporated, of which (a) more than 50 percent of the Securities or (b) Securities having by their terms ordinary voting power to elect more than 50 percent of the members of the Board of Directors or others performing similar functions with respect to such corporation or other organization, is directly owned or controlled by such Person or by any one or more of its Subsidiaries.

“Superior Ecolab Proposal” means any bona fide binding written Ecolab Acquisition Proposal made by any Person (other than Nalco) that has not been withdrawn and did not result from a breach of the provisions of Section 7.6 and that, if consummated, would result in such Person (or in the case of a direct merger between such Person and Ecolab, the stockholders of such Person) acquiring, directly or indirectly, more than 50% of Ecolab Common Stock (or of the shares of the surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the assets (which for this purpose may include shares of any Ecolab Subsidiary) of Ecolab and the Ecolab Subsidiaries, taken as a whole, and that the Board of Directors of Ecolab determines in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, is (a) more favorable from a financial point of view to the stockholders of Ecolab than the transactions contemplated by this Agreement, taking into account any proposals by Nalco to amend the terms of this Agreement, and (b) reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such Ecolab Acquisition Proposal, including the identity of the Person making such Ecolab Acquisition Proposal.

“Superior Nalco Proposal” means any bona fide binding written Nalco Acquisition Proposal made by any Person (other than Ecolab or Merger Sub) that has not been withdrawn and did not result from a breach of the provisions of  Section 7.5 and that, if consummated, would result in such Person (or in the case of a direct merger between such Person and Nalco, the stockholders of such Person) acquiring, directly or indirectly, more than 50% of Nalco Common Stock (or of the shares of the surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the assets (which for this purpose may include shares of any Nalco Subsidiary) of Nalco and the Nalco Subsidiaries, taken as a whole, and that the Board of Directors of Nalco determines in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, is (a) more favorable from a financial point of view to the stockholders of Nalco than the transactions contemplated by this Agreement, taking into account any proposals by Ecolab to amend the terms of this Agreement, and (b) reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such Nalco Acquisition Proposal, including the identity of the Person making such Nalco Acquisition Proposal.

“Tax” means (a) any federal, state, local, foreign or other tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, goods and services, consumption, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment or social security or other tax of whatever kind (including any fee, assessment or other charges in the nature of or in lieu of any tax) that is imposed by any Governmental Authority, (b) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph or any related contest or dispute, (c) any liability for payment of any items described in this paragraph that are attributable to another Person as a result of any tax sharing, tax indemnity or tax allocation Contract or any other express or implied Contract to indemnify any other Person or by Law, by Contract or otherwise, whether or not disputed and (d) any liability for payment of amounts listed in (a), (b) or (c) when as a result of transferee liability, of being a member of an affiliated, consolidated, combined, or unitary group for any period, transferor liability, successor liability, or otherwise through operation of Law.

“Tax Return” means any report, return, filing, declaration, claim for refund, or information return or statement in connection with the determination, assessment, collection or imposition of any Taxes or otherwise related to Taxes, including any schedule or attachment, and including any amendment thereof.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax or is otherwise responsible for Tax Returns and the agency, if any, charged with the collection of such Tax for such Governmental Authority.

“U.S.” means the United States of America.

“VWAP” per share of Ecolab Common Stock on any trading day means the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by Ecolab) page ECL_execution_VWAP (or the equivalent successor if such page is not available), in respect of the period from the open of trading on the relevant trading day until the close of trading on such trading day (or if such volume-weighted average price is unavailable, the market price of one share of Ecolab Common Stock on such trading day determined, using a volume-weighted average method, by a nationally recognized investment banking firm (unaffiliated with Ecolab or Nalco) retained for this purpose by Ecolab).

                Section 1.2   Additional Defined Terms.  For purposes of this Agreement, the following terms have the meanings specified in the indicated Section of this Agreement.

Defined Term	Section
Agreement	Preamble
Available Nalco Stock Plan Shares	Section 2.10(e)
Cash Consideration	Section 2.7(a)(i)
Cash Election Shares	Section 2.7(a)(i)
Certificate	Section 2.7(f)
Certificate of Merger	Section 2.3
Closing	Section 2.2
Closing Date	Section 2.2
Confidentiality Agreement	Section 7.3(d)
Continuing Employee	Section 7.7(b)
Converted Stock-Based Award	Section 2.10(b)
Converted Stock Option	Section 2.10(a)
D & O Insurance	Section 7.9(a)
DGCL	Recitals
Dissenting Shares	Section 2.7(c)
GAAP	Section 4.7(b)
Ecolab	Preamble
Ecolab Change in Recommendation	Section 7.2(b)
Ecolab Contracts	Section 5.17(b)
Ecolab Disclosure Letter	Article V
Ecolab Financial Advisor	Section 5.22
Ecolab Permits	Section 5.11(a)
Ecolab Recommendation	Section 7.2(b)
Ecolab’s Counsel	Section 7.19
Ecolab SEC Documents	Section 5.6(a)
Ecolab Share Issuance	Section 5.4(b)
Ecolab Stockholder Approval	Section 5.4(d)
Ecolab Stockholders Meeting	Section 7.2(b)
Ecolab Stock Plans	Section 5.3(b)
Ecolab Subsidiaries	Section 5.2(a)
Ecolab Subsidiary	Section 5.2(a)
Ecolab Termination Fee	Section 9.3(b)
Effective Time	Section 2.3
Elected Cash Consideration	Section 2.8(a)
Election Deadline	Section 2.9(b)
Election Form	Section 2.9(a)
Election Form Record Date	Section 2.9(a)
Election Period	Section 2.9(b)

End Date	Section 9.1(b)(i)
Exchange Agent	Section 3.1(a)
Exchange Fund	Section 3.1(b)
Excluded Shares	Section 2.7(b)
Foreign Ecolab Benefit Plan	Section 5.14(g)
Foreign Nalco Benefit Plan	Section 4.15(g)
Form S-4	Section 4.9
FTC	Section 7.4(b)
Indemnified Persons	Section 7.9(a)
Joint Proxy Statement/Prospectus	Section 7.1(a)
Mailing Date	Section 2.9(a)
Maximum Annual Premium	Section 7.9(a)
Merger	Recitals
Merger Consideration	Section 2.7(a)
Merger Sub	Preamble
Nalco	Preamble
Nalco Change in Recommendation	Section 7.2(a)
Nalco Contracts	Section 4.18(b)
Nalco Disclosure Letter	Article IV
Nalco Financial Advisor	Section 4.22
Nalco Permits	Section 4.12(a)
Nalco Recommendation	Section 7.2(a)
Nalco’s Counsel	Section 7.19
Nalco SEC Documents	Section 4.7(a)
Nalco Stock-Based Award	Section 2.10(b)
Nalco Stockholder Approval	Section 4.4(c)
Nalco Stockholders Meeting	Section 7.2(a)
Nalco Stock Option	Section 2.10(a)
Nalco Stock Plan	Section 2.10(a)
Nalco Subsidiaries	Section 4.2(a)
Nalco Subsidiary	Section 4.2(a)
Nalco Termination Fee	Section 9.3(a)
No Election Share	Section 2.7(a)(iii)
No Election Value	Section 2.8(b)(ii)
Parties	Preamble
Party	Preamble
Representatives	Section 7.3(a)
Restraints	Section 8.1(d)
SEC	Article IV
Shortfall Number	Section 2.8(b)
Specified Nalco Contract	Section 6.1(q)
Stock Consideration	Section 2.7(a)(ii)
Stock Election Shares	Section 2.7(a)(iii)
Surviving Corporation	Section 2.1
Surviving Corporation Plans	Section 7.7(b)

                Section 1.3   Interpretation.  The language in this Agreement is to be construed in all cases according to its fair meaning.  Ecolab and Nalco acknowledge and agree that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party or the Party in favor of which a clause has been drafted or in favor of the Party who has committed itself in a clause, is not to be employed in the interpretation of this Agreement.  Whenever used herein, the words “include,” “includes” and “including” mean “include, without limitation,” “includes, without limitation” and “including, without limitation,” respectively.  The masculine, feminine or neuter gender and the singular or plural number are each deemed to include the other whenever the context so indicates.  The use of “or” is not intended to be exclusive unless expressly indicated otherwise.  The word “days” means calendar days unless otherwise specified.  Time periods within or following which any payment is to be made or act is to be done will, unless expressly indicated otherwise, be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole (including any Exhibits, Schedules and the Parties’ disclosure letters) and not to any particular provision of this Agreement, and all Article, Section, Exhibit and Schedule references are to this Agreement unless otherwise specified. Where this Agreement states that a Party “will” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement.  Any reference to a statute, rule or regulation is deemed also to refer to any amendments or successor legislation as in effect at the relevant time.  Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date.  When a sentence includes the words “would reasonably be expected to have” or “would not reasonably be expected to have” in reference to the occurrence or non-occurrence of a “Material Adverse Effect,” the words “would reasonably be expected to have” will be read out of the definition of “Material Adverse Effect” for purposes of such sentence to avoid duplication.

ARTICLE II
THE MERGER AND CERTAIN RELATED MATTERS

                Section 2.1   The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Nalco will be merged with and into Merger Sub and the separate existence of Nalco will cease. Merger Sub will continue as the surviving corporation in the Merger (as such, the “Surviving Corporation”) as a wholly-owned Subsidiary of Ecolab and will continue to be governed by the laws of the State of Delaware. At the Effective Time, the effects of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of Nalco and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of Nalco and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

                Section 2.2   Closing.  The closing of the Merger (the “Closing”) will take place at the offices of Baker & McKenzie, LLP, 130 East Randolph Drive, Chicago, Illinois 60601, at 9:00 a.m., Chicago time, on the date when the Effective Time is to occur (the “Closing Date”).

                Section 2.3   Effective Time.  Subject to the provisions of this Agreement, on the Closing Date, Ecolab and Nalco will file a certificate of merger as contemplated by the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the DGCL.  The Merger will become effective at such time as the Certificate of Merger is duly filed with such Secretary of State on the Closing Date, or at such other time as Ecolab and Nalco may agree and specify in the Certificate of Merger.  Subject to the provisions of this Agreement, unless otherwise agreed by Ecolab and Nalco, Ecolab and Nalco will cause the Effective Time to occur not later than the second Business Day after all of the conditions set forth in Article VIII have been fulfilled or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions).  As used in this Agreement, the “Effective Time” means the time at which the Merger becomes effective.

        Section 2.4   Surviving Corporation Constituent Documents.  The certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

                Section 2.5   Surviving Corporation Directors and Officers.

(a)           The directors of Merger Sub in office immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or otherwise as provided by applicable Law.

(b)           The officers of Nalco in office immediately prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or otherwise as provided by applicable Law.

                Section 2.6   Ecolab Board of Directors.  At the Effective Time, the number of directors comprising the whole Board of Directors of Ecolab will be increased by three and three directors of Nalco as of immediately prior to the Effective Time will be appointed to serve as directors of Ecolab.  The new Ecolab directors will be selected by Nalco (with one director assigned to each of the three director classes) prior to the Effective Time, subject to acceptance by Ecolab in accordance with its regular corporate governance procedures.  Such directors will hold office from the Effective Time until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of Ecolab or as otherwise as provided by applicable Law.

                Section 2.7   Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Ecolab, Merger Sub, Nalco or the holders of any of the following securities:

(a)           Each share of Nalco Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will be converted into and will thereafter represent the right to receive the following consideration, as adjusted pursuant to Section 2.8 (in the aggregate for all shares of Nalco Common Stock, the “Merger Consideration”):

(i)             Each share of Nalco Common Stock with respect to which an election to receive cash has been made and not revoked or lost (each such share, together with any shares for which such an election is deemed to have been made under clause (iii) below, the “Cash Election Shares”) will be converted into the right to receive $38.80 in cash, without interest (the “Cash Consideration”).

(ii)            Each share of Nalco Common Stock with respect to which an election to receive stock has been made and not revoked or lost (each such share, together with any shares for which such an election is deemed to have been made under clause (iii) below, the “Stock Election Shares”) will be converted into the right to receive that portion of a share of Ecolab Common Stock equal to the Exchange Ratio; provided that if after applying this calculation to all Stock Election Shares held by a particular holder, that holder would become entitled to receive a fraction of a share of Ecolab Common Stock, in lieu of receiving such fractional share, the holder will have the right to receive a cash payment equal to the product of (A) such fraction and (B) the Closing Ecolab Stock Price (the “Stock Consideration”).

(iii)           With respect to each share of Nalco Common Stock for which no election to receive cash or stock has been made (A) in the event the Base Ecolab Stock Price is greater than the Closing Ecolab Stock Price, the holder thereof will be deemed to have made an election to receive cash and such shares will constitute “Cash Election Shares,” (B) in the event the Base Ecolab Stock Price is less than the Closing Ecolab Stock Price, the holder thereof will be deemed to have made an election to receive stock and such shares will constitute “Stock Election Shares” and (C) in the event that the Base Ecolab Stock Price is equal to the Closing Ecolab Stock Price, such shares will be converted into the right to receive the Cash Consideration or Stock Consideration or a combination of both, as provided in Section 2.8 (each share described in clause (C), a “No Election Share”).

(b)           Each share of Nalco Common Stock owned by Ecolab or the Nalco or their respective direct or indirect wholly owned subsidiaries (“Excluded Shares”), in each case immediately prior to the Effective Time, will be canceled without any conversion thereof, and no Merger Consideration will be paid with respect thereto.

(c)           Notwithstanding any provision of this Agreement to the contrary, if and to the extent required by the DGCL, shares of Nalco Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Nalco Common Stock who have properly exercised appraisal rights with respect thereto (the “Dissenting Shares”) in accordance with Section 262 of the DGCL, will not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive in lieu of the Merger Consideration payment of the appraised value of such Dissenting Shares determined in accordance with the provisions of Section 262 of the DGCL unless and until such holders fail to perfect or effectively withdraw or otherwise lose their rights to appraisal and payment under the DGCL.  If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration payable in respect of shares for which no election to receive cash or stock has been made, without any interest thereon.  Notwithstanding anything to the contrary contained in this Section 2.7(c), if this Agreement is terminated prior to the Effective Time, then the right of any stockholder to be paid the fair value of such stockholder’s Dissenting Shares pursuant to Section 262 of the DGCL will cease.  Nalco will give Ecolab (i) prompt notice of any written demands received by the Nalco for appraisal of Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL which are received by the Nalco relating to such holder’s rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.  Nalco will not, except with the prior written consent of Ecolab, make any payment with respect to any demand for appraisal or offer to settle or settle any such demands, and Ecolab will not commit to make any such payment or enter into any such settlement prior to the Effective Time without the prior written consent of Nalco.

(d)           Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding from and after the Effective Time as the common stock of the Surviving Corporation.

(e)           If after the date hereof and prior to the Effective Time, (i) Nalco pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Nalco Common Stock (or undertakes any similar act) or (ii) Ecolab pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Ecolab Common Stock (or undertakes any similar act), then the Merger Consideration, the Stock Consideration, the Cash Consideration, the Exchange Ratio and any other similarly dependent items, as the case may be, will be appropriately adjusted to provide to the holders of the Nalco Common Stock the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted will, from and after the date of such event, be the Merger Consideration, the Stock Consideration, the Cash Consideration, the Exchange Ratio or other dependent item, as applicable, subject to further adjustment in accordance with this provision.

(f)           From and after the Effective Time, the Nalco Common Stock converted into the Merger Consideration pursuant to this Section 2.7 will no longer remain outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate previously representing any such Nalco Common Stock or shares of Nalco Common Stock that are in non-certificated book-entry form (either case being referred to in this Agreement, to the extent applicable, as a “Certificate”) will thereafter cease to have any rights with respect to such Nalco Common Stock except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 3.1(g) and (iii) any dividends or other distributions as provided in Section 3.1(e).

(g)           This Agreement is intended to meet the requirements of Proposed Treasury Regulation Section 1.368-1(e)(2) in accordance and compliance with IRS Notice 2010-25, 2010-14 I.R.B. 527.

               Section 2.8   Proration.  Notwithstanding any provision of this Agreement to the contrary:

(a)           If the product of the aggregate number of Cash Election Shares and the Cash Consideration (such product being the “Elected Cash Consideration”) exceeds the Available Cash Amount, then:

(i)           all Stock Election Shares and all No Election Shares will be converted into the right to receive the Stock Consideration; and

(ii)           a portion of the Cash Election Shares of each holder of Nalco Common Stock (if any) will be converted into the right to receive the Cash Consideration, with such portion being equal to the product obtained by multiplying (A) the number of such holder’s Cash Election Shares by (B) a fraction, the numerator of which will be the Available Cash Amount and the denominator of which will be the Elected Cash Consideration, with the remaining portion of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration.

(b)           If the Elected Cash Consideration is less than the Available Cash Amount (such difference being the “Shortfall Number”), then:

(i)           all Cash Election Shares will be converted into the right to receive the Cash Consideration; and

(ii)           all Stock Election Shares and No Election Shares will be treated in the following manner:  (A) if the Shortfall Number is less than or equal to the product of the aggregate number of No Election Shares and $38.80 (the “No Election Value”), then (1) all Stock Election Shares will be converted into the right to receive the Stock Consideration and (2) the No Election Shares of each holder of Nalco Common Stock (if any) will be converted into the right to receive the Cash Consideration in respect of that number of No Election Shares equal to the product obtained by multiplying (x) the number of No Election Shares of such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the No Election Value, with the remaining portion of such holder’s No Election Shares (if any) being converted into the right to receive the Stock Consideration or (B) if the Shortfall Number exceeds the No Election Value, then (1) all No Election Shares will be converted into the right to receive the Cash Consideration and (2) a portion of the Stock Election Shares of each holder of Nalco Common Stock (if any) will be converted into the right to receive the Cash Consideration, with such portion being equal to the product obtained by multiplying (x) the number of Stock Election Shares of such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the No Election Value, and the denominator of which is the product obtained by multiplying the aggregate number of Stock Election Shares by $38.80, with the remaining portion of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

(c)           If the Elected Cash Consideration equals the Available Cash Amount, then:

(i)           all Cash Election Shares will be converted into the right to receive the Cash Consideration; and

(ii)           all Stock Election Shares and No Election Shares will be converted into the right to receive the Stock Consideration.

       Section 2.9   Elections.

(a)           Within two Business Days after the Closing Date (the “Mailing Date”), an election form in such form as Ecolab will have specified prior to the Closing Date and which is reasonably acceptable to Nalco (the “Election Form”) will be mailed to each holder of record of shares of Nalco Common Stock as of the Closing Date (the “Election Form Record Date”).

(b)           Each Election Form will permit the holder (or the beneficial owner through customary documentation and instructions) to specify (i) the number of shares of such holder’s Nalco Common Stock with respect to which such holder elects to receive the Stock Consideration, (ii) the number of shares of such holder’s Nalco Common Stock with respect to which such holder elects to receive the Cash Consideration or (iii) that such holder makes no election with respect to such holder’s Nalco Common Stock.  In addition, if such holder holds multiple blocks of Nalco Common Stock, the Election Form will permit such holder to designate (i) the shares with respect to which each election is made, (ii) if the same election is made with respect to shares in more than one block, the order of priority of shares to which the election is to be effective in the event of proration, or (iii) if no election is made, the order of priority of shares to be exchanged for cash.  Any Nalco Common Stock with respect to which the Exchange Agent does not receive a properly completed Election Form during the period (the “Election Period”) from the Mailing Date to 5:00 p.m., New York time, on the 20th Business Day after the Mailing Date or such other date as Ecolab and Nalco will, prior to the Closing, mutually agree (the “Election Deadline”) will be deemed not to have made any election with respect to such holder’s Nalco Common Stock.  Ecolab will publicly announce the anticipated Election Deadline as soon as practicable.

(c)           Any election made pursuant to this Section 2.9 will have been properly made only if the Exchange Agent will have actually received a properly completed Election Form during the Election Period.  Any Election Form may be revoked or changed by the person submitting it, by written notice received by the Exchange Agent during the Election Period.  In the event an Election Form is revoked during the Election Period, the shares of Nalco Common Stock represented by such Election Form will be deemed to be shares in respect of which no election has been made, except to the extent a subsequent election is properly made during the Election Period.  Subject to the terms of this Agreement and of the Election Form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive.  None of Ecolab or Nalco or the Exchange Agent will be under any obligation to notify any Person of any defect in an Election Form.

        Section 2.10         Treatment of Nalco Equity-Based Awards.

        (a)           Each Equity Right that is an option to purchase shares of Nalco Common Stock (a “Nalco Stock Option”) granted under the Amended and Restated 2004 Stock Incentive Plan or any other equity or equity-based compensation plan of Nalco (each, a “Nalco Stock Plan”) or pursuant to any individual equity compensation award agreement, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will cease, at the Effective Time, to represent a right to acquire shares of Nalco Common Stock and will be converted at the Effective Time, without any action on the part of the holder of such Nalco Stock Option, into an option to purchase Ecolab Common Stock (a “Converted Stock Option”), on the same terms and conditions as were applicable under such Nalco Stock Option (but subject to and taking into account any required acceleration of vesting of such Nalco Stock Option pursuant to any applicable Contract in effect as of the date of this Agreement).  The number of shares of Ecolab Common Stock subject to each such Converted Stock Option will be equal to the number of shares of Nalco Common Stock subject to the applicable Nalco Stock Option multiplied by the Stock Award Exchange Ratio, rounded down to the nearest whole share of Ecolab Common Stock, and such Converted Stock Option will have an exercise price per share (rounded up to the nearest cent) equal to the per share exercise price specified in the applicable Nalco Stock Option divided by the Stock Award Exchange Ratio; provided that in the case of any Nalco Stock Option to which Section 421 of the Code applies as of the Effective Time (after taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 or Section 423 of the Code, the exercise price, the number of shares of Ecolab Common Stock subject to such option and the terms and conditions of exercise of such option will be determined in a manner consistent with the requirements of Section 424(a) of the Code.  Notwithstanding the foregoing, (i) in the case of any Nalco Stock Option to which Section 409A of the Code applies as of the Effective Time, the exercise price, the number of shares of Ecolab Common Stock subject to such Nalco Stock Option and the terms and conditions of exercise of such Nalco Stock Option will be determined in a manner consistent with the requirements of Section 409A of the Code and (ii) in the case of any other Nalco Stock Option, the conversion of such Nalco Stock Option will comply in all material respects with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D).

                (b)           At the Effective Time, each Equity Right consisting of, based on or relating to shares of Nalco Common Stock granted under a Nalco Stock Plan or pursuant to any individual equity compensation award agreement, other than Nalco Stock Options (each, a “Nalco Stock-Based Award”), whether contingent or accrued, which is outstanding immediately prior to the Effective Time will cease, at the Effective Time, to represent an Equity Right with respect to shares of Nalco Common Stock and will be converted without any action on the part of the holder of such Equity Right, at the Effective Time, into an Equity Right consisting of, based on or relating to shares of Ecolab Common Stock (each, a “Converted Stock-Based Award”), on the same terms and conditions as were applicable under the Nalco Stock-Based Awards (but subject to and taking into account any required acceleration of vesting of such Nalco Stock-Based Award pursuant to any applicable Contract in effect as of the date of this Agreement); provided that any Nalco Stock-Based Award that is also a Nalco RSU will, immediately prior to the Effective Time, (i) become fully vested without any action on the part of any holder thereof and (ii) be settled in shares of Nalco Common Stock which will be converted into the right to receive, at the election of each holder thereof, the Merger Consideration in accordance with this Article II. Notwithstanding anything to the contrary in this Agreement, any Merger Consideration payable to non-U.S. holders of Nalco RSUs pursuant to this Agreement shall be paid reasonably promptly following the earliest time necessary to comply with applicable Law, and may be paid in such manner and kind as determined by Ecolab to be necessary to comply with applicable Law. The number of shares of Ecolab Common Stock subject to each such Converted Stock-Based Award will be equal to the number of shares of Nalco Common Stock subject to the applicable Nalco Stock-Based Award multiplied by the Stock Award Exchange Ratio, rounded to the nearest whole share of Ecolab Common Stock.  Any dividend equivalents credited to the account of the holder of each Nalco Stock-Based Award as of the Effective Time will remain credited to such holder’s account (with respect to dividend equivalents denominated in shares of Nalco Common Stock) immediately following the Effective Time, subject to adjustment in accordance with the foregoing. Notwithstanding the foregoing, the conversion of Nalco Stock-Based Awards and the vesting and settlement of Nalco RSUs will (i) in the case of any Nalco Stock-Based Award or Nalco RSU that constitute nonqualified deferred compensation within the meaning of Code Section 409A immediately prior to the Effective Time, comply in all material respects with the applicable requirements of Code Section 409A and (ii) in the case of any other Nalco Stock-Based Award or Nalco RSU, comply in all material respects with the requirements of any applicable exemption from Code Section 409A in order to remain so exempt.

(c)           With respect to any Nalco Stock Options or Nalco Stock-Based Awards that are subject to vesting or other provisions that are wholly or partially dependent on the achievement of performance goals or objectives, subject to any contractual obligations of Nalco and the Nalco Subsidiaries in effect as of the date of this Agreement, Ecolab and Nalco will agree prior to the Effective Time on any adjustments or other actions reasonably required to maintain such Nalco Stock Options or Nalco Stock-Based Awards following the Effective Time as Converted Stock Options or Converted Stock-Based Awards subject to substantially equivalent terms and conditions (including substantially equivalent performance goals and objectives).  The Board of Directors of Nalco, or an appropriate committee thereof, will prior to the Effective Time take any actions required to give effect to the agreement of the Parties with respect to such Nalco Stock Options and Nalco Stock-Based Awards.  Notwithstanding the foregoing, any adjustment or other action taken with respect to Nalco Stock Options or Nalco Stock-Based Awards that are subject to vesting or other provisions that are wholly or partially dependent on the achievement of performance goals or objectives will (i) in the case of any such Nalco Stock Option or Nalco Stock-Based Award that constitute nonqualified deferred compensation within the meaning of Code Section 409A immediately prior to the Effective Time, comply in all material respects with the applicable requirements of Code Section 409A and (ii) in the case of any other Nalco Stock Options or Nalco Stock-Based Awards, comply in all material respects with the requirements of any applicable exemption from Code Section 409A in order to remain so exempt.

           (d)           At the Effective Time, Ecolab will assume all the obligations of Nalco under the Nalco Stock Plans, each outstanding Converted Stock Option and Converted Stock-Based Award and any agreements evidencing the grants thereof.  As soon as practicable after the Effective Time, Ecolab will deliver to the holders of Converted Stock Options and Converted Stock-Based Awards any required notices setting forth such holders’ rights pursuant to the relevant Nalco Stock Plans and award documents and stating that such Converted Stock Options and Converted Stock-Based Awards have been assumed by Ecolab and will continue in effect on the same terms and conditions, subject to the adjustments required by this Section 2.10 after giving effect to the Merger and the terms of the relevant Nalco Stock Plans or individual agreements pursuant to which such awards were granted.

           (e)           Following the Effective Time, Ecolab may in its discretion maintain the Nalco Stock Plans in accordance with NYSE rules, except that (i) all Equity Rights issued by Ecolab pursuant to the Nalco Stock Plans following the Effective Time will be Equity Rights in respect of Ecolab Common Stock, (ii) all references to Nalco (other than any references relating to a “change in control,” “change of control” or term of similar import of Nalco) in each Nalco Stock Plan and in each Contract evidencing any award thereunder will be deemed to refer to Ecolab, unless Ecolab determines otherwise, and (iii) the number of shares of Ecolab Common Stock available for future issuance pursuant to each Nalco Stock Plan following the Effective Time (the “Available Nalco Stock Plan Shares”) will be equal to the number of shares of Nalco Common Stock so available immediately prior to the Effective Time multiplied by the Stock Award Exchange Ratio, rounded to the nearest whole share of Ecolab Common Stock.

(f)           Prior to the Effective Time, Nalco will take all necessary action for the adjustment of Nalco Stock Options and Nalco Stock-Based Awards under this Section 2.10.  Prior to the Effective Time, Ecolab will reserve for future issuance a number of shares of Ecolab Common Stock at least equal to the number of shares of Ecolab Common Stock that will be subject to Converted Stock Options and Converted Stock-Based Awards as a result of the actions contemplated by this Section 2.10, plus the number of Available Nalco Stock Plan Shares in the event that Ecolab maintains the Nalco Stock Plans as contemplated by Section 2.10(e).  As soon as practicable following the Effective Time, Ecolab will file a registration statement on Form S-8 (or other applicable form) with respect to the shares of Ecolab Common Stock subject to such Converted Stock Options and Converted Stock-Based Awards and will maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Stock Options and Converted Stock-Based Awards remain outstanding.

ARTICLE III
EXCHANGE OF SHARES

               Section 3.1            Surrender and Payment.

                (a)           Prior to the Effective Time, Ecolab will appoint an exchange agent reasonably acceptable to Nalco (the “Exchange Agent”) for the purpose of exchanging Certificates for Merger Consideration.  As soon as reasonably practicable after the Effective Time, but in no event more than two Business Days following the Effective Time, Ecolab will send, or will cause the Exchange Agent to send, to each holder of record of shares of Nalco Common Stock as of the Effective Time, whose shares of Nalco Common Stock were converted into the right to receive the Merger Consideration, a letter of transmittal (which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent) in such form as Nalco and Ecolab may reasonably agree, including instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent in exchange for the Merger Consideration.

(b)           At or prior to the Effective Time, Ecolab will cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of shares of Nalco Common Stock, shares of Ecolab Common Stock and an amount of cash in U.S. dollars sufficient to be issued and paid pursuant to Section 2.7 and Section 2.8, payable upon due surrender of the Certificates (or effective affidavits of loss in lieu thereof) pursuant to the provisions of this Article III.  Following the Effective Time, Ecolab will make available to the Exchange Agent, when and as needed, cash in U.S. dollars sufficient to pay any dividends and other distributions pursuant to Section 3.1(g). All cash and book-entry shares representing shares of Ecolab Common Stock deposited with the Exchange Agent are referred to in this Agreement as the “Exchange Fund.”  The Exchange Agent will, pursuant to irrevocable instructions, deliver the appropriate Merger Consideration out of the Exchange Fund. The Exchange Fund will not be used for any other purpose. The Exchange Agent will invest any cash included in the Exchange Fund as directed by Ecolab; provided that no such investment or losses thereon will affect the Merger Consideration payable to holders of shares of Nalco Common Stock entitled to receive such consideration or cash in lieu of fractional interests and Ecolab will promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of shares of Nalco Common Stock entitled to receive such consideration in the amount of any such losses. Any interest and other income resulting from such investments will be the property of, and paid to, Ecolab.

(c)           Each holder of shares of Nalco Common Stock that have been converted into the right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate (or effective affidavits of loss in lieu thereof), together with a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, will be entitled to receive in exchange therefor (i) the number of shares of Ecolab Common Stock representing, in the aggregate, the whole number of shares of Ecolab Common Stock, if any, that such holder has the right to receive and/or (ii) a check in the amount, if any, that such holder has the right to receive in cash, including cash payable in lieu of fractional shares and dividends and other distributions payable pursuant to Section 3.1(g), pursuant to Section 2.7, Section 2.8, Article II and this Article III.  Following the Election Deadline, the Merger Consideration will be paid as promptly as practicable (by mail or, to the extent commercially practicable, made available for collection by hand if so elected by the surrendering holder of a Certificate) after receipt by the Exchange Agent of the Certificate and letter of transmittal in accordance with the foregoing.  No interest will be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates.

(d)           If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, it will be a condition of such payment that the Person requesting such payment will pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or will establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it will be a condition to the registration thereof that the surrendered Certificate will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration will pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e)           After the Effective Time, there will be no further registration of transfers of shares of Nalco Common Stock.  From and after the Effective Time, the holders of Certificates representing shares of Nalco Common Stock outstanding immediately prior to the Effective Time will cease to have any rights with respect to such shares of Nalco Common Stock except as otherwise provided in this Agreement or by applicable Law.  If, after the Effective Time, Certificates are presented to the Exchange Agent or Ecolab, they will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in Article II and this Article III.  Notwithstanding anything to the contrary contained in this Agreement, the Surviving Corporation is obligated to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Nalco on shares of Nalco Common Stock in accordance with the terms of this Agreement prior to the date hereof and which remain unpaid at the Effective Time.

(f)           Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Nalco Common Stock one year after the Effective Time will be returned to Ecolab, upon demand, and any such holder who has not exchanged his or her shares of Nalco Common Stock for the Merger Consideration in accordance with this Article II prior to that time will thereafter look only to Ecolab for delivery of the Merger Consideration in respect of such holder’s shares of Nalco Common Stock. Notwithstanding the foregoing, none of Ecolab, Merger Sub, the Surviving Corporation or the Nalco will be liable to any holder of shares of Nalco Common Stock for any Merger Consideration delivered to a public official pursuant to applicable abandoned property Laws. Any Merger Consideration remaining unclaimed by holders of shares of Nalco Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority will, to the extent permitted by applicable Laws, become the property of Ecolab free and clear of any claims or interest of any Person previously entitled thereto.

(g)           No dividends or other distributions with respect to shares of Ecolab Common Stock issued in the Merger will be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section 3.1. Following such surrender, subject to the effect of escheat, Tax or other applicable Laws, there will be paid, without interest, to the record holder of the shares of Ecolab Common Stock, if any, issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of any such shares of Ecolab Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Ecolab Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions with respect to shares of Ecolab Common Stock, all shares of Ecolab Common Stock to be issued pursuant to the Merger will be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

                Section 3.2           Lost, Stolen or Destroyed Certificates.  If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Ecolab, the posting by such Person of a bond, in such reasonable and customary amount as Ecolab may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Nalco Common Stock represented by such Certificate as contemplated by Article II and this Article III.

                Section 3.3           Withholding Rights.  Ecolab, the Surviving Corporation and the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Nalco Common Stock pursuant to the Merger such amounts as Ecolab, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law.  To the extent that amounts are so deducted or withheld and paid over to the applicable Governmental Authority or Taxing Authority, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of shares of Nalco Common Stock in respect of which such deduction and withholding was made.

                Section 3.4           Further Assurances.  After the Effective Time, the directors and officers of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Nalco, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Nalco, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF NALCO

Except as otherwise disclosed or identified in the Nalco SEC Documents filed and publicly available on the internet website of the Securities and Exchange Commission (the “SEC”) at least two Business Days prior to the date of this Agreement (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer or other statements included in such Nalco SEC Documents that are predictive or forward-looking in nature) or in the letter (the “Nalco Disclosure Letter”) delivered to Ecolab by Nalco prior to the execution of this Agreement (it being understood that any information contained therein will qualify and apply to the representations and warranties in this
Article IV to which the information is specifically stated as referring to and will qualify and apply to other representations and warranties in this Article IV to the extent, and only to the extent, that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or is applicable to such other sections), Nalco represents and warrants to Ecolab and Merger Sub as follows:

               Section 4.1            Organization.  Nalco is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.  Nalco has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where failure to have such power or authority, individually or on the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect.  Nalco has delivered to Ecolab correct and complete copies of its Constituent Documents, as amended and in effect on the date of this Agreement.

               Section 4.2            Subsidiaries.

                (a)           Each Subsidiary of Nalco (individually, a “Nalco Subsidiary” and collectively, the “Nalco Subsidiaries”) is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where failure to be so incorporated or organized, existing or in good standing or to have such power or authority, individually or on the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

(b)           Nalco is, directly or indirectly, the record holder and Beneficial Owner of all of the outstanding Securities of each Nalco Subsidiary, free and clear of any Liens and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities.  All of the Securities so owned by Nalco have been duly authorized and validly issued and are fully paid and nonassessable, and no such shares have been issued in violation of any preemptive or similar rights.  Except for the Securities of the Nalco Subsidiaries, Nalco does not own, directly or indirectly, any Securities or other ownership interests in any Person or any Indebtedness of any Person.

               Section 4.3            Capitalization.

(a)           As of the date of this Agreement, the authorized capital stock of Nalco consists of 500,000,000 shares of Nalco Common Stock and 100,000,000 shares of Nalco Preferred Stock.

(b)           At the close of business on July 15, 2011, 138,775,614 shares of Nalco Common Stock were issued and outstanding, 6,610,006 shares of Nalco Common Stock were reserved for issuance pursuant to the Nalco Stock Plans or pursuant to individual equity compensation award agreements, and no shares of Nalco Preferred Stock were issued and outstanding.  Except as set forth above, as of July 15, 2011, no other Securities of Nalco were issued, reserved for issuance or outstanding.  All issued and outstanding shares of Nalco Common Stock have been, and all shares of Nalco Common Stock that may be issued pursuant to the exercise of outstanding Nalco Stock Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and are subject to no preemptive or similar rights.

(c)           Section 4.3(c) of the Nalco Disclosure Letter sets forth the number of shares of Nalco Common Stock authorized for issuance under each Nalco Stock Plan and, as of July 15,  2011, the aggregate number of shares of Nalco Common Stock subject to outstanding awards, whether or not vested, under each Nalco Stock Plan. Nalco has delivered to Ecolab the form of grant agreement related to each such award.  No material changes have been made to such form in connection with any award.

(d)           There are no preemptive or similar rights on the part of any holder of any class of Securities of Nalco or any Nalco Subsidiary.  Neither Nalco nor any Nalco Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for Securities having the right to vote) with the holders of any class of Securities of Nalco or any Nalco Subsidiary on any matter submitted to such holders of Securities.  As of the date of this Agreement and except as described above, there are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts or undertakings of any kind to which Nalco or any Nalco Subsidiary is a party or by which any of them is bound (i) obligating Nalco or any Nalco Subsidiary to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any Securities of Nalco or any Nalco Subsidiary, or any Security convertible or exercisable for or exchangeable into any Securities of Nalco or any Nalco Subsidiary, (ii) obligating Nalco or any Nalco Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Securities of Nalco or any Nalco Subsidiary.  There are no outstanding contractual obligations of Nalco or any Nalco Subsidiary to repurchase, redeem or otherwise acquire any Securities of Nalco or any Nalco Subsidiary.  There are no proxies, voting trusts or other Contracts or understandings to which Nalco or any Nalco Subsidiary is a party or is bound with respect to the voting of the Securities of Nalco or any Nalco Subsidiary or the registration of the Securities of Nalco or the Nalco Subsidiaries under any U.S. or foreign securities Law.

                Section 4.4           Authorization; Board Approval; Voting Requirements.

                (a)           Nalco has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Nalco Stockholder Approval, to consummate the Merger and the other transactions contemplated by this Agreement.  The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Nalco are necessary for it to authorize this Agreement or to consummate the transactions contemplated by this Agreement, except for the Nalco Stockholder Approval and the filing of the appropriate merger documents as required by the DGCL.  This Agreement has been duly and validly executed and delivered by Nalco and, assuming due authorization, execution and delivery by Ecolab and Merger Sub, is a legal, valid and binding obligation of Nalco, enforceable against Nalco in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

                (b)           The Board of Directors of Nalco, at a meeting duly called and held, has duly and unanimously adopted resolutions (i) approving this Agreement, (ii) declaring this Agreement advisable and (iii) recommending that Nalco’s stockholders adopt this Agreement.  As of the date of this Agreement, such resolutions have not been amended or withdrawn.

                (c)           The affirmative vote of holders of a majority of the outstanding shares of Nalco Common Stock at the Nalco Stockholders Meeting, or any adjournment or postponement thereof, to adopt this Agreement (the “Nalco Stockholder Approval”) is the only vote of the holders of any class or series of Securities of Nalco necessary to adopt this Agreement.

                Section 4.5           Takeover Statute; No Restrictions on the Merger.

(a)           No state “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute is applicable to the Merger or the other transactions contemplated by this Agreement.

(b)           Assuming the accuracy of the representation in Section 5.24, Nalco has taken all necessary action to render the restrictions on business combinations contained in Section 203 of the DGCL inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement.

(c)           Nalco has or caused to be taken all necessary action in order to make this Agreement and the transactions contemplated by this Agreement comply with, and this Agreement and the transactions contemplated by this Agreement do comply with, the requirements in the Constituent Documents of Nalco and the Nalco Subsidiaries concerning “business combination,” “fair price,” “voting requirement” or other related provisions.

                Section 4.6           Consents and Approvals; No Violations.

                (a)           The execution and delivery of this Agreement by Nalco does not and the consummation by Nalco of the transactions contemplated by this Agreement will not (i) conflict with any provisions of the Constituent Documents of Nalco or any material Nalco Subsidiary, (ii) violate any Law or Order (assuming compliance with the matters set forth in Section 4.6(b) and that the Nalco Stockholder Approval is obtained), (iii) result, after the giving of notice, with lapse of time, or otherwise, in any violation, default or loss of a benefit under, or permit the acceleration or termination of any obligation under or require any consent under, any Contract, (iv) result in the creation or imposition of any Lien upon any properties or assets of Nalco or any Nalco Subsidiary or (v) cause the suspension or revocation of any Nalco Permit, except, in the case of clauses (ii), (iii), (iv) and (v), any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

                (b)           No clearance, consent, approval, order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority is required to be made or obtained by Nalco or any Nalco Subsidiary in connection with the execution or delivery of this Agreement by Nalco or the consummation by Nalco of the transactions contemplated by this Agreement, except for (i) compliance by Nalco with the HSR Act and any required filings or notifications under any other applicable Competition Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iii) the filing with the SEC of the Joint Proxy Statement/Prospectus in accordance with Regulation 14A promulgated under the Exchange Act, the Form S-4 and such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) compliance with the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (v) compliance with the NYSE rules and regulations to permit the consummation of the Merger and the listing of the Merger Consideration, (vi) consent, approvals or filings under any state property transfer law (including the New Jersey Industrial Site Recovery Act, N.J. Stat. Ann. §13:1K-6 et seq. and the Connecticut Transfer Act, C.G.S. §22a-134 et seq.) and (vii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

                Section 4.7           SEC Reports; Nalco Financial Statements.

                (a)           Nalco has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since January 1, 2008 (together with all exhibits, financial statements and schedules thereto and all information incorporated therein by reference, the “Nalco SEC Documents”).  As of its respective date, or, if amended, as of the date of the last such amendment, each of the Nalco SEC Documents complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Exchange Act and the Securities Act applicable to such Nalco SEC Documents and did not, and any Nalco SEC Documents filed with the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of the Nalco Subsidiaries is required to make any filings with the SEC.

                (b)           The Nalco Financial Statements, which have been derived from the accounting books and records of Nalco and the Nalco Subsidiaries, complied at the time they were filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis throughout the periods presented, except as otherwise noted therein.  The consolidated balance sheets (including the related notes) included in the Nalco Financial Statements present fairly in all material respects the financial position of Nalco and the Nalco Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of stockholders’ equity and consolidated statements of cash flows (in each case including the related notes) included in such Nalco Financial Statements present fairly in all material respects the results of operations, stockholders’ equity and cash flows of Nalco and the Nalco Subsidiaries for the respective periods indicated.

(c)           As of the date of this Agreement, Nalco has provided Ecolab with correct and complete unredacted copies of all documents filed as exhibits to the Nalco SEC Documents subject to a request to the staff of the SEC for confidential treatment.  Nalco has not submitted any request for confidential treatment of documents filed as exhibits to the Nalco SEC Documents that as of the date of this Agreement is currently pending or that has otherwise not been acted upon by staff of the SEC. Nalco has timely responded to all comment letters of the staff of the SEC relating to the Nalco SEC Documents, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive.  None of the Nalco SEC Documents is, to the knowledge of Nalco, the subject of ongoing SEC review.

(d)           The audit committee of the Board of Directors of Nalco has established “whistleblower” procedures that meet the requirements of Exchange Act Rule 10A-3, and has made available to Ecolab correct and complete copies of such procedures. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, neither Nalco nor any Nalco Subsidiary has received any “complaints” (within the meaning of Exchange Act Rule 10A-3) in respect of any accounting, internal accounting controls or auditing matters and, to Nalco’s knowledge, no complaint seeking relief under Section 806 of the Sarbanes-Oxley Act has been filed with the U.S. Secretary of Labor and no employee has threatened to file any such complaint.

                Section 4.8           Absence of Undisclosed Liabilities.  Nalco and the Nalco Subsidiaries do not have any liabilities or obligations, whether or not accrued, known or unknown, contingent or otherwise and whether or not required to be disclosed or reflected on or reserved against in the consolidated balance sheet of Nalco and the Nalco Subsidiaries, except for liabilities or obligations that, individually or in the aggregate, have not had or would not reasonably be expected to have a Nalco Material Adverse Effect.

                Section 4.9           Form S-4; Joint Proxy Statement/Prospectus.  None of the information supplied or to be supplied by Nalco or any Nalco Subsidiary for inclusion or incorporation by reference in (a) the registration statement on Form S-4 (the “Form S-4”) to be filed by Ecolab with the SEC in connection with the Ecolab Share Issuance will, at the time the Form S-4 is filed with the SEC or at any time it is supplemented or amended or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement/Prospectus will not, on the date mailed to the stockholders of Nalco and Ecolab and at the time of the Nalco Stockholders Meeting and the time of the Ecolab Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                Section 4.10         Absence of Certain Changes.  Since January 1, 2011, Nalco and the Nalco Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business and in a manner consistent with past practice. Since January 1, 2011, there have not been any Changes that, individually or in the aggregate, have had or would reasonably be expected to have a Nalco Material Adverse Effect.

               Section 4.11          Litigation.  There is no Proceeding (whether at Law or in equity) pending, affecting or, to the knowledge of Nalco, threatened against Nalco or any Nalco Subsidiary or any of their respective directors, officers, properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Nalco Material Adverse Effect.  There is no Order outstanding against or, to the knowledge of Nalco, investigation by any Governmental Authority involving Nalco or any Nalco Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonable be expected to have a Nalco Material Adverse Effect.

               Section 4.12          Compliance with Laws.

               (a)            Each of Nalco and the Nalco Subsidiaries hold all material permits, licenses, variances, exemptions, Orders and approvals of all Governmental Authorities necessary for the lawful conduct of their respective businesses or ownership of their respective assets and properties (the “Nalco Permits”), except where failure to hold Nalco Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect.  Each of Nalco and the Nalco Subsidiaries is in compliance with the terms of the Nalco Permits, except where non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect. Neither Nalco nor the Nalco Subsidiaries has received at any time since January 1, 2008 any notice or other communication from any Governmental Authority or any other Person regarding any actual or threatened revocation, withdrawal, suspension, cancellation, termination or material modification of any Nalco Permit, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

(b)           Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, Nalco and each of the Nalco Subsidiaries are and, since January 1, 2008, have been, in compliance with all applicable Laws. Since January 1, 2008, neither Nalco nor any of the Nalco Subsidiaries has received any written notice or, to Nalco’s knowledge, other communication from any Governmental Authority regarding any actual or possible noncompliance with any Law, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

(c)           Each of the principal executive officer of Nalco and the principal financial officer of Nalco (or each former principal executive officer of Nalco and each former principal financial officer of Nalco, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Nalco SEC Documents, and the statements contained in such certifications are true and accurate.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” will have the meanings given to such terms in the Sarbanes-Oxley Act.

(d)           Nalco maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that receipts and expenditures are made in accordance with management’s authorization, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Nalco’s properties or assets.

(e)           Nalco’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that information required to be disclosed by Nalco in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Nalco’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Nalco required under the Exchange Act with respect to such reports.

(f)           Since January 1, 2008, none of Nalco’s outside auditors or the audit committee of the Board of Directors of Nalco has received any oral or written notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of internal control over financial reporting which could reasonably be expected to adversely affect Nalco’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Nalco’s internal control over financial reporting.  For purposes of this Agreement, the terms “significant deficiency” and “material weakness” will have the meanings assigned to them in the Statements of Auditing Standards No. 115, as in effect on the date of this Agreement. Nalco’s outside auditors have confirmed to Nalco in writing that they are independent registered certified public accountants as required by the Exchange Act and the rules of the Public Company Accounting Oversight Board.

(g)           Since January 1, 2008, (i) neither Nalco nor any Nalco Subsidiary has received any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Nalco or any Nalco Subsidiary or any material concerns from employees of Nalco or any Nalco Subsidiary regarding questionable accounting or auditing matters with respect to Nalco or any Nalco Subsidiary relating to periods after January 1, 2008 and (ii) no attorney representing Nalco or any Nalco Subsidiary, whether or not employed by Nalco or any Nalco Subsidiary, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Nalco or any of its directors, officers, employees or agents to the Board of Directors of Nalco or any committee thereof or to the general counsel or chief executive officer of Nalco pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

(h)           This Section 4.12 does not relate to Tax matters, employee benefits matters, Intellectual Property matters, Environmental laws and regulations, or FCPA and international trade sanction matters, which are the subjects of Sections 4.13, 4.15, 4.17, 4.19 and 4.21, respectively.

                Section 4.13         Taxes.

               (a)            Nalco and each Nalco Subsidiary have (i) duly and timely filed (or there have been duly and timely filed on its behalf) with the appropriate Governmental Authorities or Taxing Authorities all Tax Returns required to be filed by it in respect of any material Taxes, which Tax Returns were correct and complete in all material respects, (ii) duly and timely paid in full (or Nalco has paid on the Nalco Subsidiaries’ behalf) all Taxes shown as due on such Tax Returns, (iii) duly and timely paid in full or withheld, or established adequate reserves in accordance with GAAP for, all material Taxes that are due and payable by it, whether or not such Taxes were asserted by the relevant Governmental Authority or Taxing Authority, (iv) established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable by Nalco and each Nalco Subsidiary through the date of this Agreement and (v) complied in all material respects with all Laws applicable to the withholding and payment over of Taxes and has timely withheld and paid over to, or, where amounts have not been so withheld, established an adequate reserve under GAAP for the payment to, the respective proper Governmental Authorities or Taxing Authorities all material amounts required to be so withheld and paid over.

(b)           Nalco and each Nalco Subsidiary will duly and timely file with the appropriate Government Authorities or Taxing Authorities all Tax Returns required to be filed by it in respect of any material Taxes in any jurisdiction for which Nalco is required by a Governmental Authority to file such Tax Returns, and such Tax Returns will be correct and complete in all material respects.

(c)           There (i) is no deficiency, Proceeding or request for information now pending, outstanding or, to the knowledge of Nalco as of the date of this Agreement, threatened against or with respect to Nalco or any Nalco Subsidiary in respect of any material Taxes or material Tax Returns and (ii) are no requests for rulings or determinations in respect of any material Taxes or material Tax Returns pending between Nalco or any Nalco Subsidiary and any Governmental Authority or Taxing Authority.

(d)           There are no material Tax sharing agreements, Tax indemnity agreements or other similar Contracts with respect to or involving Nalco or any Nalco Subsidiary (including any advance pricing agreement, closing agreement or other Contract relating to Taxes with any Governmental Authority).

(e)           None of Nalco or any Nalco Subsidiary has any material liability for Taxes as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for tax purposes under state, local or foreign Law (other than a group the common parent of which is Nalco or any Nalco Subsidiary), or has any material liability for the Taxes of any Person (other than Nalco or the Nalco Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by Contract or otherwise.

(f)           There are no material adjustments under Section 481 of the Code (or any similar provision of state, local or foreign Law) for income tax purposes applicable to or required to be made by Nalco or any Nalco Subsidiary after the date hereof as a result of changes in methods of accounting or other events occurring on or before the date hereof.

(g)           None of Nalco or any Nalco Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) intercompany transactions occurring before the Closing Date or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) existing on the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business or (vi) otherwise as a result of a transaction or accounting method that accelerated an item of deduction outside of the ordinary course of business into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income outside of the ordinary course of business into periods beginning after the Closing Date.

(h)           No material claim, other than claims defeated or withdrawn, has been made within the past five years by an authority in a jurisdiction where Nalco or any Nalco Subsidiary has not filed Tax Returns that it is or may be subject to taxation by that jurisdiction.

(i)            Nalco and each Nalco Subsidiary have made (or there has been made on their behalf) all required current estimated Tax payments sufficient to avoid any material underpayment penalties.

(j)            Nalco and, to the extent required to file U.S. federal income Tax Returns, each Nalco Subsidiary has adequately disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of Federal income tax within the meaning of Section 6662 of the Code.

(k)           None of the Indebtedness of Nalco or any Nalco Subsidiary constitutes (i) “corporate acquisition indebtedness” (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code or (ii) an “applicable high yield discount obligation” under Section 163(i) of the Code.

(l)            All material Taxes that Nalco or any Nalco Subsidiary is required by Law to withhold or collect, including sales, use and value-added Taxes and amounts required to be withheld or collected in connection with any amount paid or owing to any employee, independent contractor, creditor, stockholder, or other Person, have been duly withheld or collected.  To the extent required by applicable Law, all such amounts have been paid over to the proper Governmental Authority.

(m)          There are no material Liens or other encumbrances for Taxes upon any material property or assets of Nalco or any Nalco Subsidiary, except for Permitted Liens.

(n)           Neither Nalco nor any Nalco Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(o)           Neither Nalco nor any Nalco Subsidiary has currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with regard to a material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course consistent with past practices), and no such waivers are pending.

(p)           None of Nalco or any Nalco Subsidiary has been a “controlled corporation” or a “distributing corporation” in any distribution (other than any distribution of an indirect Subsidiary of Nalco from one direct or indirect Subsidiary to another such Subsidiary or to Nalco that was not part of the same plan or series of transactions as the Merger, within the meaning of Section 355(e) of the Code) occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by
Section 355 or Section 361 of the Code (or any similar provision of state, local or foreign Law).

(q)           Nalco is not, and has not been at any time within the last five years, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(r)           There is no power of attorney given by or binding upon Nalco or any Nalco Subsidiary with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired.

(s)           None of Nalco or any Nalco Subsidiary has taken or failed to take any action, as of the date of this Agreement, or has knowledge of any facts or circumstances that would prevent the Merger from constituting a tax-free reorganization described in Section 368(a) and related provisions of the Code.

(t)           As of the date of this Agreement, there are not any material pending or, to the knowledge of Nalco, threatened audit, examination, investigation or other Proceeding with respect to any Tax Return of Nalco or any Nalco Subsidiary.

                Section 4.14         Real Property.

(a)           With respect to the Nalco Owned Real Property and Nalco Leased Real Property all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition, to support the operations of Nalco and the Nalco Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

(b)           With respect to each parcel of Nalco Owned Real Property (i) Nalco or the applicable Nalco Subsidiary has good and marketable fee simple (or equivalent) title to such Nalco Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) there are no outstanding written agreements or other Contracts to purchase, exchange, place a Lien against, lease or otherwise transfer such Nalco Owned Real Property and (iii) there are no pending or, to the knowledge of Nalco, threatened condemnation or other Proceedings relating to the Nalco Owned Real Property, except, in each case, in respects that, individually or in the aggregate, have not had and would not reasonably be expect to have a Nalco Material Adverse Effect.

(c)           With respect to each Lease relating to a parcel of Nalco Leased Real Property (i) Nalco or the applicable Nalco Subsidiary that is party thereto has good and valid leasehold interests in such Lease (subject to the terms of the applicable Lease governing its interests therein), in each case free and clear of all Liens, other than Permitted Liens, (ii) each such Lease is the legal, valid, binding and enforceable obligation of Nalco or the applicable Nalco Subsidiary that is lessee thereunder and (iii) Nalco or the applicable Nalco Subsidiary has complied with the terms of such Lease, except, in each case, in respects that, individually or in the aggregate, have not had and would not reasonably be expect to have a Nalco Material Adverse Effect.

                Section 4.15         Employee Benefit Plans and Related Matters; ERISA.

                (a)           With respect to each of the material Nalco Benefit Plans, Nalco has made available to Ecolab (to the extent requested by Ecolab prior to the date of this Agreement) correct and complete copies of each of the following documents: (i) such Nalco Benefit Plan (including all material amendments thereto), (ii) the annual report and actuarial report, if required under ERISA or the Code, for the most recent plan year ending prior to the date hereof, (iii) the most recent summary plan description, together with each summary of material modifications, if required under ERISA, (iv) if the Nalco Benefit Plan is funded through a trust or any third party funding vehicle, the trust or other funding Contract (including all amendments thereto) and the latest financial statements with respect to the reporting period ended most recently preceding the date thereof, (v) the most recent determination letter received from the IRS with respect to each Nalco Benefit Plan that is intended to be qualified under Section 401(a) of the Code and (vi) all material notices with respect to any Nalco Benefit Plan that were given by any Governmental Authority to Nalco, any Nalco Subsidiary or any ERISA Affiliate or any Nalco Benefit Plan in the last three plan years ending prior to the date of this Agreement or in the period ending on the date of this Agreement.

                (b)           Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, (i) no liability under Title IV of ERISA has been incurred by Nalco or any ERISA Affiliate that has not been satisfied in full when due, and no condition exists that presents a risk to Nalco or any ERISA Affiliate of incurring a liability under Title IV of ERISA, in each case, with respect to any Nalco U.S. Benefit Plan, (ii) no Nalco U.S. Benefit Plan subject to the minimum funding requirements of Section 302 of ERISA or any trust established thereunder has failed to meet such minimum funding standards (as described in Section 302 of ERISA), whether or not waived, as of the last day of the most recent fiscal year of such Nalco Benefit Plan ended prior to the date of this Agreement, (iii) with respect to each of the Nalco U.S. Benefit Plans that is subject to Title IV of ERISA, the present value of projected benefit obligations under such Nalco U.S. Benefit Plan, as determined by the Nalco U.S. Benefit Plan’s actuary based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such actuary, did not, as of its latest valuation date, exceed the then-current value of the assets of such Nalco Benefit Plan allocable to such projected benefit obligations and (iv) any cessation of benefit accruals under a Nalco Benefit Plan was effected in accordance with any applicable requirements of ERISA and the Code, including (to the extent applicable) Section 204(h) of ERISA.  Neither Nalco nor any ERISA Affiliate maintains or contributes to any Multiemployer Plan and, except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, neither Nalco nor any ERISA Affiliate has incurred or has any reason to believe it has incurred or will incur any withdrawal liability under Title IV of ERISA.

(c)           Each Nalco U.S. Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification and, to the knowledge of Nalco as of the date of this Agreement, no event has occurred that could reasonably be expected to result in disqualification of such Nalco U.S. Benefit Plan.

(d)           Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, each of the Nalco U.S. Benefit Plans has been operated and administered in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code.

(e)           Section 4.15(e) of the Nalco Disclosure Letter includes an accurate and complete list of all change in control, severance and similar agreements to which any Section 16 Officer of Nalco is a party as of the date hereof and information in reasonable detail regarding all Nalco Stock Options and Nalco Stock-Based Awards held by such Section 16 Officers as of the date hereof. The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former director, officer, employee or agent of Nalco or any Nalco Subsidiary to any material severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such current or former director, officer, employee or agent or (iii) result in any material prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

(f)            Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, no Nalco Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former directors, officers, employees or agents of Nalco or any Nalco Subsidiary beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension plan” (as defined in Section 3(2) of ERISA), (iii) deferred compensation benefits accrued as liabilities on the books of Nalco or a Nalco Subsidiary or (iv) benefits the full costs of which are borne by the current or former director, officer, employee or agent or his or her beneficiary.

                (g)           With respect to each material Nalco Benefit Plan established or maintained outside of the U.S. primarily for the benefit of employees of Nalco or any Nalco Subsidiary residing outside of the U.S. (a “Foreign Nalco Benefit Plan”), except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, (i) all employer and employee contributions to each Foreign Nalco Benefit Plan required by Law or by the terms of such Foreign Nalco Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices, (ii) each Foreign Nalco Benefit Plan intended to be funded or book reserved is fully funded or book reserved, as appropriate, based on reasonable actuarial assumptions and (iii) each Foreign Nalco Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(h)           Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, there are no pending or, to the knowledge of Nalco, threatened claims by or on behalf of any of the Nalco Benefit Plans, by any employee or beneficiary covered under any Nalco Benefit Plan or otherwise involving any Nalco Benefit Plan.

(i)           Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, each Nalco Benefit Plan and each employment, management, severance, consulting, relocation, repatriation, expatriation or similar agreement between Nalco or any Nalco Subsidiary and any employee, consultant or independent contractor that provides deferred compensation subject to Section 409A of the Code is in compliance with applicable guidance under Section 409A of the Code in form and operation.

                Section 4.16         Employees; Labor Matters.

(a)           Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, (i) as of the date of this Agreement, there is no organizational effort currently being made or, to the knowledge of Nalco, threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to organize any employees of Nalco or any Nalco Subsidiary and (ii) as of the date of this Agreement, to the knowledge of Nalco, no petition has been filed, nor has any Proceeding been instituted by any employee of Nalco or any Nalco Subsidiary or group of employees of Nalco or any Nalco Subsidiary with any labor relations board or commission seeking recognition of a collective bargaining or similar representative in the past three years.  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, to the knowledge of Nalco, there is no labor union, works council, employee committee or representative or other labor organization representing employees of Nalco or any Nalco Subsidiary which, pursuant to applicable Law or any applicable agreement, must be notified, consulted or with which negotiations are required to be conducted in connection with the transactions contemplated by this Agreement.

(b)           Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, as of the date of this Agreement, there is no pending or, to the knowledge of Nalco, threatened (i) strike, lockout, work stoppage, slowdown, picketing or material labor dispute with respect to or involving any employees of Nalco or any Nalco Subsidiary and (ii) arbitration or grievance against Nalco or any Nalco Subsidiary involving current or former employees of Nalco or any Nalco Subsidiary.

                Section 4.17         Intellectual Property.

                (a)           Except in respects that, individually or in the aggregate, have not had and would not be reasonably expected to have a Nalco Material Adverse Effect, Nalco and the Nalco Subsidiaries are the owners of (with valid right, title and interest in), free and clear of all Liens (except Permitted Liens), and have a valid right to use in their business as currently conducted, all items of Nalco Owned Intellectual Property.  Nalco and the Nalco Subsidiaries have a valid right to use in their business as currently conducted all items of Intellectual Property that are the subject of any Nalco Intellectual Property License Agreement, subject to the terms of the applicable Nalco Intellectual Property License Agreement and except where the failure to have the right to use such Nalco Owned Intellectual Property, individually or in the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect.  Neither Nalco nor any of the Nalco Subsidiaries has forfeited or otherwise relinquished any Nalco Owned Intellectual Property, except where such forfeiture or relinquishment, individually or in the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

(b)           There are no pending or, to the knowledge of Nalco, threatened Proceedings before any court, agency, arbitral tribunal or registration authority in any jurisdiction alleging that the activities or conduct of the business of Nalco and the Nalco Subsidiaries infringe upon, misappropriate, violate or constitute the unauthorized use of the Intellectual Property rights of any third party or challenging Nalco’s ownership, use, validity, enforceability or registrability of any Nalco Owned Intellectual Property, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

(c)           To the knowledge of Nalco, the conduct of the business of Nalco and the Nalco Subsidiaries by Nalco as currently conducted does not infringe upon or misappropriate (either directly or indirectly, such as through contributory infringement or inducement to infringe) any Intellectual Property rights of any other Person, except where such infringement or misappropriation, individually or in the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

(d)           To the knowledge of Nalco, no third party is misappropriating, infringing, diluting or violating any Nalco Owned Intellectual Property or Intellectual Property used by Nalco and no Proceedings or other adversarial claims have been brought or threatened against any third party by Nalco, except for such misappropriation, infringement, dilution or violation or Proceeding or claim that, individually or in the aggregate, has not had and would not reasonably be expected to have a Nalco Material Adverse Effect.

                (e)           Nalco and the Nalco Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets, including requiring employees and other parties having access thereto to execute written nondisclosure agreements.  To the knowledge of Nalco, none of the material Trade Secrets of Nalco and the Nalco Subsidiaries has been disclosed or authorized to be disclosed to any third party other than pursuant to a nondisclosure agreement, except where such disclosure or authorization, individually or in the aggregate, has not had and would not be reasonably expected to have a Nalco Material Adverse Effect.  To the knowledge of Nalco, no third party to any nondisclosure agreement with Nalco or any Nalco Subsidiary is in material breach, violation or default, except where such breach, violation or default, individually or in the aggregate, has not had and would not be reasonably expected to have a Nalco Material Adverse Effect.

                (f)            Nalco and the Nalco Subsidiaries have been in compliance with all applicable federal, state, local and foreign Laws, as well as their own policies, relating to privacy, data protection, breach notification, export and the collection and use of personal information and user information gathered or accessed in the course of the operations of its business, except where such noncompliance, individually or in the aggregate, has not had and would not be reasonably expected to have a Nalco Material Adverse Effect.

                Section 4.18         Contracts.

(a)           As of the date of this Agreement, except as filed as an exhibit to a Nalco SEC Document, and except for Nalco Benefit Plans, neither Nalco nor any Nalco Subsidiary is a party to or bound by:

(i)            any Contracts relating to Indebtedness (other than Contracts among direct or indirect wholly-owned Nalco Subsidiaries) in excess of $5,000,000;

(ii)           any joint venture, partnership, limited liability company or other similar Contracts relating to the formation, creation, operation, management, sharing of profit or losses or control of any partnership, strategic alliance or joint venture, in each case, material to Nalco and the Nalco Subsidiaries, taken as a whole;

(iii)          any Contracts, including any option Contracts, relating to the acquisition or disposition, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, of any business or real property that is material to Nalco and the Nalco Subsidiaries, taken as a whole (whether by merger, sale of stock, sale of assets or otherwise);

(iv)          any Contracts (including any exclusivity Contracts) that limit or restrict or purport to limit or restrict either the type of business in which Nalco or any Nalco Subsidiary (or, after the Effective Time, the Surviving Corporation or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business, including any covenant not to compete (geographically or otherwise), “most favored nations” or similar rights, in each case that is material to Nalco and the Nalco Subsidiaries, taken as a whole; or

                (v)           any other Contracts that would be required to be filed as an exhibit to any Nalco SEC Document (as described in Items 601(b)(4) and 601(b)(10) of Regulation S–K under the Securities Act) that has not been filed as an exhibit to or incorporated by reference in the Nalco SEC Documents filed prior to the date of this Agreement.

                (b)           The Contracts listed or required to be listed in Section 4.18(a) of the Nalco Disclosure Letter are referred to herein as the “Nalco Contracts.”  Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Nalco Material Adverse Effect, (i) each Nalco Contract is a valid and binding Contract of Nalco or a Nalco Subsidiary, as the case may be, and is in full force and effect, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity and (ii) none of Nalco, any Nalco Subsidiary or, to the knowledge of Nalco as of the date of this Agreement, any other party thereto is (with or without notice or lapse of time, or both) in default or breach under the terms of any such Nalco Contract.  Nalco has made available to Ecolab correct and complete copies of each such Nalco Contract (including all modifications and amendments thereto and waivers thereunder).

                Section 4.19         Environmental Laws and Regulations.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Nalco Material Adverse Effect:

(a)           Nalco and the Nalco Subsidiaries are in compliance with all applicable Environmental Laws and have obtained and are in compliance with all Environmental Permits currently required for their respective business and operations.

(b)           (i) Neither Nalco nor any of the Nalco Subsidiaries has received any written notice of violation, notification of liability, demand, request for information, citation, summons or order alleging any liability of Nalco or any Nalco Subsidiaries pursuant to any Environmental Law, (ii) no complaint has been filed, and no penalty or fine has been assessed, against Nalco or any Nalco Subsidiaries in writing by any Governmental Authority under any applicable Environmental Law that remains unresolved, (iii) no remedial or corrective action by Nalco or any Nalco Subsidiaries is being required or requested to be taken (or, to the knowledge of Nalco as of the date of this Agreement, is being threatened) in writing by any Governmental Authority or any other Person, and (iv) no Proceeding is pending or, to the knowledge of Nalco, threatened by any Person against Nalco or any Nalco Subsidiary relating to or arising under any Environmental Law.

(c)           No Release of Hazardous Substances has occurred at, on, above, under or from any properties currently or, to the knowledge of Nalco, formerly owned, leased , operated or used by Nalco or any Nalco Subsidiary that, in each case, has resulted in or would reasonably be expected to result in any cost, liability or obligation of Nalco or any Nalco Subsidiary under applicable Environmental Law for any cleanup or other remedial action.

(d)           Except in compliance with applicable Environmental Law, neither Nalco nor any Nalco Subsidiary is currently operating any landfill, surface impoundment, disposal area or underground storage tank at any properties or assets currently owned, leased, operated or used by Nalco or any Nalco Subsidiary.

(e)           There have been no Releases of Hazardous Substances  that could reasonably be expected to result in any liability or obligation of Nalco or any Nalco Subsidiary under any Environmental Law for any cleanup or other remedial action relating to (i) the environmental conditions at, on or under any properties or assets currently or formerly owned, leased, operated or used by Nalco or any Nalco Subsidiary or (ii) the past or present use, management, handling, transport, treatment, generation, storage or disposal of Hazardous Substances by Nalco or any Nalco Subsidiary.

                Section 4.20         Insurance Coverage.  Nalco and the Nalco Subsidiaries maintain policies of insurance in such amounts and against such risks as Nalco believes to be customary in the industry in which Nalco and the Nalco Subsidiaries operate.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Nalco Material Adverse Effect, all such insurance policies are in full force and neither Nalco nor any of the Nalco Subsidiaries is in breach or default under any such policy.

                Section 4.21         Foreign Corrupt Practices and International Trade Sanctions.

                (a)           None of Nalco and the Nalco Subsidiaries, nor any of their respective, directors, officers, employees, agents or other representatives (nor any Person acting on behalf of any of the foregoing) has directly, or indirectly through a third-party intermediary, paid, offered, given, promised to pay or authorized the payment of any money or anything of value (including any gift, sample, travel, meal and lodging expense, entertainment, service, equipment, debt forgiveness, donation, grant or other thing of value, however characterized) to (i) any officer or employee of a Governmental Authority, (ii) any Person acting for or on behalf of any Governmental Authority, (iii) any political party or official thereof, (iv) any candidate for political office or (v) any other Person at the suggestion, request, direction or for the benefit of any of the above-described Persons, in each case, where the purpose of such offer, gift, payment or promise or authorization to make such payment was, is or would be prohibited under any applicable anti-bribery or anti-corruption Law of any relevant jurisdiction covering a similar subject matter as in effect on or prior to the Effective Time and applicable to Nalco, the Nalco Subsidiaries and their respective operations.

                (b)           None of Nalco and the Nalco Subsidiaries, nor any of their respective Affiliates, directors, officers, employees, agents or other representatives has taken any action which would cause them to be in violation in any material respect of the FCPA, or any other applicable Law of similar effect, including Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

                (c)           Neither Nalco nor any Nalco Subsidiaries nor, to the knowledge of Nalco, any representatives of Affiliates of Nalco or any Nalco Subsidiary has since January 1, 2008 violated or is in violation in any material respect of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(d)           Since January 1, 2008, all imports, exports, re-exports, sales or transfers of products, services or Intellectual Property or related technical information of Nalco and the Nalco Subsidiaries have been effected in all material respects in accordance with all applicable anti-corruption, export control, trade sanctions, anti-terrorism and anti-boycott Laws.  All products shipped by Nalco and the Nalco Subsidiaries have been accurately marked, labeled and transported in all material respects in accordance with such Laws.

(e)           Since January 1, 2008, (i) none of Nalco or the Nalco Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under arising under or relating to the Laws and sanctions referenced in clauses (b) and (c) above and (ii) no Governmental Authority has initiated or, to Nalco’s knowledge as of the date of this Agreement, threatened to initiate, a material Proceeding against Nalco or the Nalco Subsidiaries, or, to Nalco’s knowledge as of the date of this Agreement, any of their respective Affiliates, directors, officers, employees, agents  or other representatives asserting that Nalco or the Nalco Subsidiaries, or any of their respective Affiliates, is not in compliance with any export or import Laws or the FCPA or any other applicable Law of similar effect.

                Section 4.22         Opinion of Financial Advisor.  Nalco has received the written opinion of Goldman, Sachs & Co. (the “Nalco Financial Advisor”), dated as of July 19, 2011 that, as of such date and subject to the limitations and assumptions set forth therein, the Stock Consideration and the Cash Consideration to be paid to the holders of Nalco Common Stock, taken in the aggregate, pursuant to this Agreement is fair, from a financial point of view, to such holders.

                Section 4.23         Brokers.  No Person other than the Nalco Financial Advisor is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by any Party in connection with the transactions contemplated by this Agreement based upon Contracts made by or on behalf of Nalco or any Nalco Subsidiary.  Nalco has delivered to Ecolab a correct and complete copy of each Contract between Nalco or any Nalco Subsidiary and the Nalco Financial Advisor relating to the Merger and the other transactions contemplated by this Agreement.

Section 4.24         Ownership of Ecolab Common Stock.  Neither Nalco nor any Nalco Subsidiary owns any shares of Ecolab Common Stock.

                Section 4.25        No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, Ecolab acknowledges that none of Nalco, the Nalco Subsidiaries or any other Person on behalf of Nalco makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF ECOLAB AND MERGER SUB

Except as otherwise disclosed or identified in the Ecolab SEC Documents filed and publicly available on the internet website of the SEC at least two Business Days prior to the date of this Agreement (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer or other statements included in such Ecolab SEC Documents that are predictive or forward-looking in nature) or in the letter (the “Ecolab Disclosure Letter”) delivered to Nalco by Ecolab prior to the execution of this Agreement (it being understood that any information contained therein will qualify and apply to the representations and warranties in this Article V to which the information is specifically stated as referring to and will qualify and apply to other representations and warranties in this Article V to the extent, and only to the extent, that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or is applicable to such other sections), Ecolab and Merger Sub jointly and severally represent and warrant to Nalco as follows:

                Section 5.1           Organization.  Ecolab is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.  Ecolab has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where failure to have such power or authority, individually or on the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.  Ecolab has delivered to Nalco correct and complete copies of its Constituent Documents, as amended and in effect on the date of this Agreement.

                Section 5.2           Subsidiaries.

(a)           Each Subsidiary of Ecolab (individually, a “Ecolab Subsidiary” and collectively, the “Ecolab Subsidiaries”) is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where failure to be so incorporated or organized, existing or in good standing or to have such power or authority, individually or on the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

(b)           Ecolab is, directly or indirectly, the record holder and Beneficial Owner of all of the outstanding Securities of each Ecolab Subsidiary, free and clear of any Liens and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities.  All of the Securities so owned by Ecolab have been duly authorized and validly issued and are fully paid and nonassessable, and no such shares have been issued in violation of any preemptive or similar rights.  Except for the Securities of the Ecolab Subsidiaries, Ecolab does not own, directly or indirectly, any Securities or other ownership interests in any Person or any Indebtedness of any Person.

(c)           Merger Sub has been formed by Ecolab solely for purposes of the transactions contemplated by this Agreement.  Merger Sub has not conducted any business or activities other than in connection with this Agreement.

                Section 5.3           Capitalization.

(a)           As of the date of this Agreement, the authorized capital stock of Ecolab consists of 400,000,000 shares of Ecolab Common Stock and 15,000,000 shares of Ecolab Preferred Stock.

(b)           At the close of business on June 30, 2011, 231,872,670 shares of Ecolab Common Stock were issued and outstanding, 30,628,326 shares of Ecolab Common Stock were reserved for issuance pursuant to equity or equity-based compensation plans of Ecolab (the “Ecolab Stock Plans”), no shares of Ecolab Preferred Stock were issued and outstanding and 400,000 shares of Ecolab Preferred Stock were reserved for issuance pursuant to the Ecolab Rights Agreement.  Except as set forth above, as of June 30, 2011, no other Securities of Ecolab were issued, reserved for issuance or outstanding.  All issued and outstanding shares of Ecolab Common Stock have been, and all shares of Ecolab Common Stock that may be issued pursuant to the exercise of outstanding Ecolab Stock Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and are subject to no preemptive or similar rights.

(c)           Section 5.3(c) of the Ecolab Disclosure Letter sets forth the number of shares of Ecolab Common Stock authorized for issuance under each Ecolab Stock Plan and, as of June 30, 2011, the aggregate number of shares of Ecolab Common Stock subject to outstanding awards, whether or not vested, under each Ecolab Stock Plan. Ecolab has delivered to Nalco the form of grant agreement related to each such award.  No material changes have been made to such form in connection with any award.

(d)           There are no preemptive or similar rights on the part of any holder of any class of Securities of Ecolab or any Ecolab Subsidiary.  Neither Ecolab nor any Ecolab Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for Securities having the right to vote) with the holders of any class of Securities of Ecolab or any Ecolab Subsidiary on any matter submitted to such holders of Securities.  As of the date of this Agreement and except as described above, there are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts or undertakings of any kind to which Ecolab or any Ecolab Subsidiary is a party or by which any of them is bound (i) obligating Ecolab or any Ecolab Subsidiary to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any Securities of Ecolab or any Ecolab Subsidiary, or any Security convertible or exercisable for or exchangeable into any Securities of Ecolab or any Ecolab Subsidiary, (ii) obligating Ecolab or any Ecolab Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Securities of Ecolab or any Ecolab Subsidiary.  There are no outstanding contractual obligations of Ecolab or any Ecolab Subsidiary to repurchase, redeem or otherwise acquire any Securities of Ecolab or any Ecolab Subsidiary. There are no proxies, voting trusts or other Contracts or understandings to which Ecolab or any Ecolab Subsidiary is a party or is bound with respect to the voting of the Securities of Ecolab or any Ecolab Subsidiary or the registration of the Securities of Ecolab or the Ecolab Subsidiaries under any U.S. or foreign securities Law.

                Section 5.4           Authorization; Board Approval; Voting Requirements.

(a)           Each of Ecolab and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Ecolab Stockholder Approval, to consummate the Merger and the other transactions contemplated by this Agreement.  The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Ecolab or Merger Sub are necessary for it to authorize this Agreement or to consummate the transactions contemplated by this Agreement, except for the Ecolab Stockholder Approval and the filing of the appropriate merger documents as required by the DGCL.  This Agreement has been duly and validly executed and delivered by each of Ecolab and Merger Sub and, assuming due authorization, execution and delivery by Nalco, is a legal, valid and binding obligation of each of Ecolab and Merger Sub, enforceable against each of Ecolab and Merger Sub in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)           The Board of Directors of Ecolab, at a meeting duly called and held, has duly and unanimously adopted resolutions (i) approving this Agreement, (ii) declaring this Agreement advisable, (iii) approving the issuance of shares of Ecolab Common Stock as part of the Merger Consideration upon the consummation of the Merger in accordance with this Agreement (the “Ecolab Share Issuance”) and (iv) recommending that Ecolab’s stockholders approve the Ecolab Share Issuance.  As of the date of this Agreement, such resolutions have not been amended or withdrawn.

(c)           The Board of Directors of Merger Sub, acting by unanimous written consent in lieu of special meeting, has duly and unanimously adopted resolutions (i) approving this Agreement, (ii) declaring this Agreement advisable and (iii) recommending that Ecolab as Merger Sub’s sole stockholder adopt this Agreement. Ecolab, as the sole stockholder of Merger Sub, acting by written consent in lieu of special meeting, will, promptly following the execution and delivery of this Agreement by the Parties, duly adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement.  As of the date of this Agreement, such resolutions have not been amended or withdrawn.

(d)           The affirmative vote of a majority of the votes cast by the holders of Ecolab Common Stock at the Ecolab Stockholders Meeting, or any adjournment or postponement thereof, to approve the Ecolab Share Issuance, subject to the requirement under the listing rules of the NYSE that the holders of a majority of the outstanding shares of Ecolab Common Stock cast for, against or abstaining votes at the Ecolab Stockholders Meeting or any adjournment or postponement thereof (the “Ecolab Stockholder Approval”), are the only votes of the holders of any class or series of Securities of Ecolab necessary to approve the Ecolab Share Issuance.

                Section 5.5           Consents and Approvals; No Violations.

(a)           The execution and delivery of this Agreement by Ecolab and Merger Sub does not and the consummation by Ecolab and Merger Sub of the transactions contemplated by this Agreement will not (i) conflict with any provisions of the Constituent Documents of Ecolab or any material Ecolab Subsidiary, (ii) violate any Law or Order (assuming compliance with the matters set forth in Section 5.5(b) and that the Ecolab Stockholder Approval is obtained), (iii) result, after the giving of notice, with lapse of time, or otherwise, in any violation, default or loss of a benefit under, or permit the acceleration or termination of any obligation under or require any consent under, any Contract, (iv) result in the creation or imposition of any Lien upon any properties or assets of Ecolab or any Ecolab Subsidiary or (v) cause the suspension or revocation of any Ecolab Permit, except, in the case of clauses (i), (ii), (iii), (iv) and (v), any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

(b)           No clearance, consent, approval, order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority is required to be made or obtained by Ecolab or any Ecolab Subsidiary in connection with the execution or delivery of this Agreement by Ecolab and Merger Sub or the consummation by Ecolab and Merger Sub of the transactions contemplated by this Agreement, except for (i) compliance by Ecolab with the HSR Act and any required filings or notifications under any other applicable Competition Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iii) the filing with the SEC of the Joint Proxy Statement/Prospectus in accordance with Regulation 14A promulgated under the Exchange Act, the Form S-4 and such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) compliance with the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (v) compliance with the NYSE rules and regulations to permit the consummation of the Merger and the listing of the Merger Consideration, (vi) consent, approvals or filings under any state property transfer law (including the New Jersey Industrial Site Recovery Act, N.J. Stat. Ann. §13:1K-6 et seq. and the Connecticut Transfer Act, C.G.S. §22a-134 et seq.) and (vii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

                Section 5.6           SEC Reports; Ecolab Financial Statements.

(a)           Ecolab has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since January 1, 2008 (together with all exhibits, financial statements and schedules thereto and all information incorporated therein by reference, the “Ecolab SEC Documents”).  As of its respective date, or, if amended, as of the date of the last such amendment, each of the Ecolab SEC Documents complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Exchange Act and the Securities Act applicable to such Ecolab SEC Documents and did not, and any Ecolab SEC Documents filed with the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of the Ecolab Subsidiaries is required to make any filings with the SEC.

(b)           The Ecolab Financial Statements, which have been derived from the accounting books and records of Ecolab and the Ecolab Subsidiaries, complied at the time they were filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis throughout the periods presented, except as otherwise noted therein.  The consolidated balance sheets (including the related notes) included in the Ecolab Financial Statements present fairly in all material respects the financial position of Ecolab and the Ecolab Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of stockholders’ equity and consolidated statements of cash flows (in each case including the related notes) included in such Ecolab Financial Statements present fairly in all material respects the results of operations, stockholders’ equity and cash flows of Ecolab and the Ecolab Subsidiaries for the respective periods indicated.

(c)           As of the date of this Agreement, Ecolab has provided Nalco with correct and complete unredacted copies of all documents filed as exhibits to the Ecolab SEC Documents subject to a request to the staff of the SEC for confidential treatment.  Ecolab has not submitted any request for confidential treatment of documents filed as exhibits to the Ecolab SEC Documents that as of the date of this Agreement is currently pending or that has otherwise not been acted upon by staff of the SEC.  Ecolab has timely responded to all comment letters of the staff of the SEC relating to the Ecolab SEC Documents, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-
responsive.  None of the Ecolab SEC Documents is, to the knowledge of Ecolab, the subject of ongoing SEC review.

(d)           The audit committee of the Board of Directors of Ecolab has established “whistleblower” procedures that meet the requirements of Exchange Act Rule 10A-3, and has made available to Nalco correct and complete copies of such procedures. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, neither Ecolab nor any Ecolab Subsidiary has received any “complaints” (within the meaning of Exchange Act Rule 10A-3) in respect of any accounting, internal accounting controls or auditing matters and, to Ecolab’s knowledge, no complaint seeking relief under Section 806 of the Sarbanes-Oxley Act has been filed with the U.S. Secretary of Labor and no employee has threatened to file any such complaint.

                Section 5.7           Absence of Undisclosed Liabilities.  Ecolab and the Ecolab Subsidiaries do not have any liabilities or obligations, whether or not accrued, known or unknown, contingent or otherwise and whether or not required to be disclosed or reflected on or reserved against in the consolidated balance sheet of Ecolab and the Ecolab Subsidiaries, except for liabilities or obligations that, individually or in the aggregate, have not had or would not reasonably be expected to have an Ecolab Material Adverse Effect.

                Section 5.8           Form S-4; Joint Proxy Statement/Prospectus.  None of the information supplied or to be supplied by Ecolab or any Ecolab Subsidiary for inclusion or incorporation by reference in (a) the Form S-4 to be filed by Ecolab with the SEC in connection with the Ecolab Share Issuance will, at the time the Form S-4 is filed with the SEC or at any time it is supplemented or amended or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement/Prospectus will not, on the date mailed to the stockholders of Nalco and Ecolab and at the time of the Nalco Stockholders Meeting and the time of the Ecolab Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                Section 5.9           Absence of Certain Changes.  Since January 1, 2011, Ecolab and the Ecolab Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business and in a manner consistent with past practice.  Since January 1, 2011, there have not been any Changes that, individually or in the aggregate, have had or would reasonably be expected to have an Ecolab Material Adverse Effect.

                Section 5.10         Litigation.  There is no Proceeding (whether at Law or in equity) pending, affecting or, to the knowledge of Ecolab, threatened against Ecolab or any Ecolab Subsidiary or any of their respective directors, officers, properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have an Ecolab Material Adverse Effect.  There is no Order outstanding against or, to the knowledge of Ecolab, investigation by any Governmental Authority involving Ecolab or any Ecolab Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonable be expected to have an Ecolab Material Adverse Effect.

                Section 5.11         Compliance with Laws.

(a)           Each of Ecolab and the Ecolab Subsidiaries hold all material permits, licenses, variances, exemptions, Orders and approvals of all Governmental Authorities necessary for the lawful conduct of their respective businesses or ownership of their respective assets and properties (the “Ecolab Permits”), except where failure to hold Ecolab Permits, individually or in the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.  Each of Ecolab and the Ecolab Subsidiaries is in compliance with the terms of the Ecolab Permits, except where non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect. Neither Ecolab nor the Ecolab Subsidiaries has received at any time since January 1, 2008 any notice or other communication from any Governmental Authority or any other Person regarding any actual or threatened revocation, withdrawal, suspension, cancellation, termination or material modification of any Ecolab Permit, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

(b)           Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, Ecolab and each of the Ecolab Subsidiaries are and, since January 1, 2008, have been, in compliance with all applicable Laws. Since January 1, 2008, neither Ecolab nor any of the Ecolab Subsidiaries has received any written notice or, to Ecolab’s knowledge, other communication from any Governmental Authority regarding any actual or possible noncompliance with any Law, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

(c)           Each of the principal executive officer of Ecolab and the principal financial officer of Ecolab (or each former principal executive officer of Ecolab and each former principal financial officer of Ecolab, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Nalco SEC Documents, and the statements contained in such certifications are true and accurate.

(d)           Ecolab maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that receipts and expenditures are made in accordance with management’s authorization, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Ecolab’s properties or assets.

(e)           Ecolab’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that information required to be disclosed by Ecolab in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Ecolab’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Ecolab required under the Exchange Act with respect to such reports.

(f)           Since January 1, 2008, none of Ecolab’s outside auditors or the audit committee of the Board of Directors of Ecolab has received any oral or written notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of internal control over financial reporting which could reasonably be expected to adversely affect Ecolab’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Nalco’s internal control over financial reporting. Ecolab’s outside auditors have confirmed to Ecolab in writing that they are independent registered certified public accountants as required by the Exchange Act and the rules of the Public Company Accounting Oversight Board.

(g)           Since January 1, 2008, (i) neither Ecolab nor any Ecolab Subsidiary has received any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Ecolab or any Ecolab Subsidiary or any material concerns from employees of Ecolab or any Ecolab Subsidiary regarding questionable accounting or auditing matters with respect to Ecolab or any Ecolab Subsidiary relating to periods after January 1, 2008 and (ii) no attorney representing Ecolab or any Ecolab Subsidiary, whether or not employed by Ecolab or any Ecolab Subsidiary, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Nalco or any of its directors, officers, employees or agents to the Board of Directors of Ecolab or any committee thereof or to the general counsel or chief executive officer of Nalco pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

(h)           This Section 5.11 does not relate to Tax matters, employee benefits matters, Intellectual Property matters, Environmental laws and regulations, or FCPA and international trade sanction matters, which are the subjects of Sections 5.12, 5.14, 5.16, 5.18 and 5.20, respectively.

               Section 5.12          Taxes.

(a)           Ecolab and each Ecolab Subsidiary have (i) duly and timely filed (or there have been duly and timely filed on its behalf) with the appropriate Governmental Authorities or Taxing Authorities all Tax Returns required to be filed by it in respect of any material Taxes, which Tax Returns were correct and complete in all material respects, (ii) duly and timely paid in full (or Ecolab has paid on the Ecolab Subsidiaries’ behalf) all Taxes shown as due on such Tax Returns, (iii) duly and timely paid in full or withheld, or established adequate reserves in accordance with GAAP for, all material Taxes that are due and payable by it, whether or not such Taxes were asserted by the relevant Governmental Authority or Taxing Authority, (iv) established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable by Ecolab and each Ecolab Subsidiary through the date of this Agreement and (v) complied in all material respects with all Laws applicable to the withholding and payment over of Taxes and has timely withheld and paid over to, or, where amounts have not been so withheld, established an adequate reserve under GAAP for the payment to, the respective proper Governmental Authorities or Taxing Authorities all material amounts required to be so withheld and paid over.

(b)           Ecolab and each Ecolab Subsidiary will duly and timely file with the appropriate Government Authorities or Taxing Authorities all Tax Returns required to be filed by it in respect of any material Taxes in any jurisdiction for which Ecolab is required by a Governmental Authority to file such Tax Returns, and such Tax Returns will be correct and complete in all material respects.

(c)           There (i) is no deficiency, Proceeding or request for information now pending, outstanding or, to the knowledge of Ecolab as of the date of this Agreement, threatened against or with respect to Ecolab or any Ecolab Subsidiary in respect of any material Taxes or material Tax Returns and (ii) are no requests for rulings or determinations in respect of any material Taxes or material Tax Returns pending between Ecolab or any Ecolab Subsidiary and any Governmental Authority or Taxing Authority.

(d)           There are no material Tax sharing agreements, Tax indemnity agreements or other similar Contracts with respect to or involving Ecolab or any Ecolab Subsidiary (including any advance pricing agreement, closing agreement or other Contract relating to Taxes with any Governmental Authority).

(e)           None of Ecolab or any Ecolab Subsidiary has any material liability for Taxes as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for tax purposes under state, local or foreign Law (other than a group the common parent of which is Ecolab or any Ecolab Subsidiary), or has any material liability for the Taxes of any Person (other than Ecolab or the Ecolab Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by Contract or otherwise.

(f)           There are no material adjustments under Section 481 of the Code (or any similar provision of state, local or foreign Law) for income tax purposes applicable to or required to be made by Ecolab or any Ecolab Subsidiary after the date hereof as a result of changes in methods of accounting or other events occurring on or before the date hereof.

(g)           None of Ecolab or any Ecolab Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) intercompany transactions occurring before the Closing Date or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) existing on the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business or (vi) otherwise as a result of a transaction or accounting method that accelerated an item of deduction outside of the ordinary course of business into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income outside of the ordinary course of business into periods beginning after the Closing Date.

(h)           No material claim, other than claims defeated or withdrawn, has been made within the past five years by an authority in a jurisdiction where Ecolab or any Ecolab Subsidiary has not filed Tax Returns that it is or may be subject to taxation by that jurisdiction.

(i)           Ecolab and each Ecolab Subsidiary have made (or there has been made on their behalf) all required current estimated Tax payments sufficient to avoid any material underpayment penalties.

(j)           None of the Indebtedness of Ecolab or any Ecolab Subsidiary constitutes (i) “corporate acquisition indebtedness” (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code or (ii) an “applicable high yield discount obligation” under Section 163(i) of the Code.

(k)           Ecolab and, to the extent required to file U.S. federal income Tax Returns, each Ecolab Subsidiary has adequately disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of Federal income tax within the meaning of Section 6662 of the Code.

(l)           All material Taxes that Ecolab or any Ecolab Subsidiary is required by Law to withhold or collect, including sales, use and value-added Taxes and amounts required to be withheld or collected in connection with any amount paid or owing to any employee, independent contractor, creditor, stockholder, or other Person, have been duly withheld or collected.  To the extent required by applicable Law, all such amounts have been paid over to the proper Governmental Authority.

(m)           There are no material Liens or other encumbrances for Taxes upon any material property or assets of Ecolab or any Ecolab Subsidiary, except for Permitted Liens.

(n)           Neither Ecolab nor any Ecolab Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(o)           Neither Ecolab nor any Ecolab Subsidiary has currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with regard to a material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course consistent with past practices), and no such waivers are pending.

(p)           None of Ecolab or any Ecolab Subsidiary has been a “controlled corporation” or a “distributing corporation” in any distribution (other than any distribution of an indirect Subsidiary of Ecolab from one direct or indirect Subsidiary to another such Subsidiary or to Ecolab that was not part of the same plan or series of transactions as the Merger, within the meaning of Section 355(e) of the Code) occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 or Section 361 of the Code (or any similar provision of state, local or foreign Law).

(q)           Ecolab is not, and has not been at any time within the last five years, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(r)           There is no power of attorney given by or binding upon Ecolab or any Ecolab Subsidiary with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired.

(s)           None of Ecolab or any Ecolab Subsidiary has taken or failed to take any action, as of the date of this Agreement, or has knowledge of any facts or circumstances that would prevent the Merger from constituting a tax-free reorganization described in Section 368(a) and related provisions of the Code.

(t)           As of the date of this Agreement, there are not any material pending or, to the knowledge of Ecolab, threatened audit, examination, investigation or other Proceeding with respect to any Tax Return of Ecolab or any Ecolab Subsidiary.

                Section 5.13         Real Property.

(a)           With respect to the Ecolab Owned Real Property and Ecolab Leased Real Property (i) all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition, to support the operations of Ecolab and the Ecolab Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

(b)           With respect to each parcel of Ecolab Owned Real Property (i) Ecolab or the applicable Ecolab Subsidiary has good and marketable fee simple (or equivalent) title to such Ecolab Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) there are no outstanding written agreements or other Contracts to purchase, exchange, place a Lien against, lease or otherwise transfer such Ecolab Owned Real Property and (iii) there are no pending or, to the knowledge of Ecolab, threatened  condemnation or other Proceedings relating to the Ecolab Owned Real Property, except, in each case, in respects that, individually or in the aggregate, have not had and would not reasonably be expect to have an Ecolab Material Adverse Effect.

(c)           With respect to each Lease relating to a parcel of Ecolab Leased Real Property (i) Ecolab or the applicable Ecolab Subsidiary that is party thereto has good and valid leasehold interests in such Lease (subject to the terms of the applicable Lease governing its interests therein), in each case free and clear of all Liens, other than Permitted Liens, (ii) each such Lease is the legal, valid, binding and enforceable obligation of Ecolab or the applicable Ecolab Subsidiary that is lessee thereunder and (iii) Ecolab or the applicable Ecolab Subsidiary has complied with the terms of such Lease, except, in each case, in respects that, individually or in the aggregate, have not had and would not reasonably be expect to have an Ecolab Material Adverse Effect.

                Section 5.14         Employee Benefit Plans and Related Matters; ERISA.

(a)           With respect to each of the material Ecolab Benefit Plans, Ecolab has made available to Nalco (to the extent requested by Nalco prior to the date of this Agreement) correct and complete copies of each of the following documents: (i) such Ecolab Benefit Plan (including all material amendments thereto), (ii) the annual report and actuarial report, if required under ERISA or the Code, for the most recent plan year ending prior to the date hereof, (iii) the most recent summary plan description, together with each summary of material modifications, if required under ERISA, (iv) if the Ecolab Benefit Plan is funded through a trust or any third party funding vehicle, the trust or other funding Contract (including all amendments thereto) and the latest financial statements with respect to the reporting period ended most recently preceding the date thereof, (v) the most recent determination letter received from the IRS with respect to each Ecolab Benefit Plan that is intended to be qualified under Section 401(a) of the Code and (vi) all material notices with respect to any Ecolab Benefit Plan that were given by any Governmental Authority to Ecolab, any Ecolab Subsidiary or any ERISA Affiliate or any Ecolab Benefit Plan in the last three plan years ending prior to the date of this Agreement or in the period ending on the date of this Agreement.

(b)           Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, (i) no liability under Title IV of ERISA has been incurred by Ecolab or any ERISA Affiliate that has not been satisfied in full when due, and no condition exists that presents a risk to Ecolab or any ERISA Affiliate of incurring a liability under Title IV of ERISA, in each case, with respect to any Ecolab U.S. Benefit Plan, (ii) no Ecolab U.S. Benefit Plan subject to the minimum funding requirements of Section 302 of ERISA or any trust established thereunder has failed to meet such minimum funding standards (as described in Section 302 of ERISA), whether or not waived, as of the last day of the most recent fiscal year of such Ecolab Benefit Plan ended prior to the date of this Agreement, (iii) with respect to each of the Ecolab U.S. Benefit Plans that is subject to Title IV of ERISA, the present value of projected benefit obligations under such Ecolab U.S. Benefit Plan, as determined by the Ecolab U.S. Benefit Plan’s actuary based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such actuary, did not, as of its latest valuation date, exceed the then-current value of the assets of such Ecolab Benefit Plan allocable to such projected benefit obligations and (iv) any cessation of benefit accruals under an Ecolab Benefit Plan was effected in accordance with any applicable requirements of ERISA and the Code, including (to the extent applicable) Section 204(h) of ERISA.  Neither Ecolab nor any ERISA Affiliate maintains or contributes to any Multiemployer Plan and, except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, neither Ecolab nor any ERISA Affiliate has incurred or has any reason to believe it has incurred or will incur any withdrawal liability under Title IV of ERISA.

(c)           Each Ecolab U.S. Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification and, to the knowledge of Ecolab as of the date of this Agreement, no event has occurred that could reasonably be expected to result in disqualification of such Ecolab U.S. Benefit Plan.

(d)           Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, each of the Ecolab U.S. Benefit Plans has been operated and administered in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code.

(e)           The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former director, officer, employee or agent of Ecolab or any Ecolab Subsidiary to any material severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or materially increase the amount of any compensation due to any such current or former director, officer, employee or agent or (iii) result in any material prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

(f)           Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, no Ecolab Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former directors, officers, employees or agents of Ecolab or any Ecolab Subsidiary beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension plan” (as defined in Section 3(2) of ERISA), (iii) deferred compensation benefits accrued as liabilities on the books of Ecolab or an Ecolab Subsidiary or (iv) benefits the full costs of which are borne by the current or former director, officer, employee or agent or his or her beneficiary.

(g)           With respect to each material Ecolab Benefit Plan established or maintained outside of the U.S. primarily for the benefit of employees of Ecolab or any Ecolab Subsidiary residing outside of the U.S. (a “Foreign Ecolab Benefit Plan”), except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, (i) all employer and employee contributions to each Foreign Ecolab Benefit Plan required by Law or by the terms of such Foreign Ecolab Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices, (ii) each Foreign Ecolab Benefit Plan intended to be funded or book reserved is fully funded or book reserved, as appropriate, based on reasonable actuarial assumptions and (iii) each Foreign Ecolab Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(h)           Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, there are no pending or, to the knowledge of Ecolab, threatened claims by or on behalf of any of the Ecolab Benefit Plans, by any employee or beneficiary covered under any Ecolab Benefit Plan or otherwise involving any Ecolab Benefit Plan.

(i)           Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, each Ecolab Benefit Plan and each employment, management, severance, consulting, relocation, repatriation, expatriation or similar agreement between Ecolab or any Ecolab Subsidiary and any employee, consultant or independent contractor that provides deferred compensation subject to Section 409A of the Code is in compliance with applicable guidance under Section 409A of the Code in form and operation.

                Section 5.15          Employees; Labor Matters.

(a)           Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, (i) as of the date of this Agreement, there is no organizational effort currently being made or, to the knowledge of Ecolab, threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to organize any employees of Ecolab or any Ecolab Subsidiary and (ii) as of the date of this Agreement, to the knowledge of Ecolab, no petition has been filed, nor has any Proceeding been instituted by any employee of Ecolab or any Ecolab Subsidiary or group of employees of Ecolab or any Ecolab Subsidiary with any labor relations board or commission seeking recognition of a collective bargaining or similar representative in the past three years.

(b)           Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, as of the date of this Agreement, there is no pending or, to the knowledge of Ecolab, threatened (i) strike, lockout, work stoppage, slowdown, picketing or material labor dispute with respect to or involving any employees of Ecolab or any Ecolab Subsidiary and (ii) arbitration or grievance against Ecolab or any Ecolab Subsidiary involving current or former employees of Ecolab or any Ecolab Subsidiary. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, to the knowledge of Ecolab, there is no labor union, works council, employee committee or representative or other labor organization representing employees of Ecolab or any Ecolab Subsidiary which, pursuant to applicable Law or any applicable agreement, must be notified, consulted or with which negotiations are required to be conducted in connection with the transactions contemplated by this Agreement.

                Section 5.16          Intellectual Property.

(a)           Except in respects that, individually or in the aggregate, have not had and would not be reasonably expected to have an Ecolab Material Adverse Effect, Ecolab and the Ecolab Subsidiaries are the owners of (with valid right, title and interest in), free and clear of all Liens (except Permitted Liens), and have a valid right to use in their business as currently conducted all items of Ecolab Owned Intellectual Property.  Ecolab and the Ecolab Subsidiaries have a valid right to use in their business as currently conducted all items of Intellectual Property that are the subject of any Ecolab Intellectual Property License Agreement and subject to the terms of the applicable Ecolab Intellectual Property License Agreement, except where the failure to have the right to use such Ecolab Owned Intellectual Property, individually or in the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.  Neither Ecolab nor any of the Ecolab Subsidiaries has forfeited or otherwise relinquished any Ecolab Owned Intellectual Property, except where such forfeiture or relinquishment, individually or in the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

(b)           There are no pending, or to the knowledge of Ecolab, threatened Proceedings before any court, agency, arbitral tribunal or registration authority in any jurisdiction alleging that the activities or conduct of the business of Ecolab and the Ecolab Subsidiaries infringe upon, misappropriate, violate or constitute the unauthorized use of the Intellectual Property rights of any third party or challenging Ecolab’s ownership, use, validity, enforceability or registrability of any Ecolab Owned Intellectual Property, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

(c)           To the knowledge of Ecolab, the conduct of the business of Ecolab and the Ecolab Subsidiaries by Ecolab as currently conducted does not infringe upon or misappropriate (either directly or indirectly, such as through contributory infringement or inducement to infringe) any Intellectual Property rights of any other Person, except where such infringement or misappropriation, individually or in the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

(d)           To the knowledge of Ecolab, no third party is misappropriating, infringing, diluting or violating any Ecolab Owned Intellectual Property or Intellectual Property used by Ecolab and no Proceedings or other adversarial claims have been brought or threatened against any third party by Ecolab, except for such misappropriation, infringement, dilution or violation or Proceeding or claim that, individually or in the aggregate, has not had and would not reasonably be expected to have an Ecolab Material Adverse Effect.

(e)           Ecolab and the Ecolab Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets, including requiring employees and other parties having access thereto to execute written nondisclosure agreements.  To the knowledge of Ecolab, none of the material Trade Secrets of Nalco and the Ecolab Subsidiaries has been disclosed or authorized to be disclosed to any third party other than pursuant to a nondisclosure agreement, except where such disclosure or authorization, individually or in the aggregate, has not had and would not be reasonably expected to have an Ecolab Material Adverse Effect.  To the knowledge of Ecolab, no third party to any nondisclosure agreement with Ecolab or any Ecolab Subsidiary is in material breach, violation or default, except where such breach, violation or default, individually or in the aggregate, has not had and would not be reasonably expected to have an Ecolab Material Adverse Effect.

(f)           Ecolab and the Ecolab Subsidiaries have been in compliance with all applicable federal, state, local and foreign Laws, as well as their own policies, relating to privacy, data protection, breach notification, export and the collection and use of personal information and user information gathered or accessed in the course of the operations of its business, except where such noncompliance, individually or in the aggregate, has not had and would not be reasonably expected to have an Ecolab Material Adverse Effect.

                Section 5.17         Contracts.

(a)           As of the date of this Agreement, except as filed as an exhibit to an Ecolab SEC Document, and except for Ecolab Benefit Plans, neither Ecolab nor any Ecolab Subsidiary is a party to or bound by:

(i)           any Contracts relating to Indebtedness (other than Contracts among direct or indirect wholly-owned Ecolab Subsidiaries) in excess of $10,000,000;

(ii)           any joint venture, partnership, limited liability company or other similar Contracts relating to the formation, creation, operation, management, sharing of profit or losses or control of any partnership, strategic alliance or joint venture, in each case, material to Ecolab and the Ecolab Subsidiaries, taken as a whole;

(iii)           any Contracts, including any option Contracts, relating to the acquisition or disposition, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, of any business or real property that is material to Ecolab and the Ecolab Subsidiaries, taken as a whole (whether by merger, sale of stock, sale of assets or otherwise);

(iv)           any Contracts (including any exclusivity Contracts) that limit or restrict or purport to limit or restrict either the type of business in which Ecolab or any Ecolab Subsidiary (or, after the Effective Time, the Surviving Corporation or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business, including any covenant not to compete (geographically or otherwise), “most favored nations” or similar rights, in each case that is material to Ecolab and the Ecolab Subsidiaries, taken as a whole; or

(v)           any other Contracts that would be required to be filed as an exhibit to any Ecolab SEC Document (as described in Items 601(b)(4) and 601(b)(10) of Regulation S–K under the Securities Act) that has not been filed as an exhibit to or incorporated by reference in the Ecolab SEC Documents filed prior to the date of this Agreement.

(b)           The Contracts listed or required to be listed in Section 5.17(a) of the Ecolab Disclosure Letter are referred to herein as the “Ecolab Contracts.”  Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have an Ecolab Material Adverse Effect, (i) each Ecolab Contract is a valid and binding Contract of Ecolab or an Ecolab Subsidiary, as the case may be, and is in full force and effect, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) none of Ecolab, any Ecolab Subsidiary or, to the knowledge of Ecolab as of the date of this Agreement, any other party thereto is (with or without notice or lapse of time, or both) in default or breach under the terms of any such Ecolab Contract.  Ecolab has made available to Nalco correct and complete copies of each such Ecolab Contract (including all modifications and amendments thereto and waivers thereunder).

                Section 5.18         Environmental Laws and Regulations.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ecolab Material Adverse Effect:

(a)           Ecolab and the Ecolab Subsidiaries are in compliance with all applicable Environmental Laws and have obtained and are in compliance with all Environmental Permits currently required for their respective business and operations.

(b)           (i) Neither Ecolab nor any of the Ecolab Subsidiaries has received any  written notice of violation, notification of liability, demand, request for information, citation, summons or order alleging any liability of Ecolab or any Ecolab Subsidiaries pursuant to any Environmental Law, (ii) no complaint has been filed, and no penalty or fine has been assessed, against Ecolab or any Ecolab Subsidiaries in writing by any Governmental Authority under any applicable Environmental Law that remains unresolved, (iii) no remedial or corrective action by Ecolab or any Ecolab Subsidiaries is being required or requested to be taken (or, to the knowledge of Ecolab as of the date of this Agreement, is being threatened) in writing by any Governmental Authority or any other Person, and (iv) no Proceeding is pending or, to the knowledge of Ecolab, threatened by any Person against Ecolab or any Ecolab Subsidiary relating to or arising under any Environmental Law.

(c)           No Release of Hazardous Substances has occurred at, on, above, under or from any properties currently or, to the knowledge of Ecolab, formerly owned, leased, operated or used by Ecolab or any Ecolab Subsidiary that, in each case, has resulted or would reasonably be expected to result in any cost, liability or obligation of Ecolab or any Ecolab Subsidiary under applicable Environmental Law for any cleanup or other remedial action.

(d)           Except in compliance with applicable Environmental Law, neither Ecolab nor any Ecolab Subsidiary is currently operating any landfill, surface impoundment, disposal area or underground storage tank at any properties or assets currently owned, leased, operated or used by Ecolab or any Ecolab Subsidiary.

(e)           There have been no Releases of Hazardous Substances that could reasonably be expected to result in any liability or obligation of Ecolab or any Ecolab Subsidiary under any Environmental Law for any cleanup or other remedial action relating to (i) the environmental conditions at, on or under any properties or assets currently or formerly owned, leased, operated or used by Ecolab or any Ecolab Subsidiary or (ii) the past or present use, management, handling, transport, treatment, generation, storage or disposal of Hazardous Substances by Ecolab or any Ecolab Subsidiary.

                Section 5.19         Insurance Coverage.  Ecolab and the Ecolab Subsidiaries maintain policies of insurance in such amounts and against such risks as Ecolab believes to be customary in the industry in which Ecolab and the Ecolab Subsidiaries operate.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ecolab Material Adverse Effect, all such insurance policies are in full force and neither Ecolab nor any of the Ecolab Subsidiaries is in breach or default under any such policy.

                Section 5.20         Foreign Corrupt Practices and International Trade Sanctions.

(a)           None of Ecolab and the Ecolab Subsidiaries, nor any of their respective, directors, officers, employees, agents or other representatives (nor any Person acting on behalf of any of the foregoing) has directly, or indirectly through a third-party intermediary, paid, offered, given, promised to pay or authorized the payment of any money or anything of value (including any gift, sample, travel, meal and lodging expense, entertainment, service, equipment, debt forgiveness, donation, grant or other thing of value, however characterized) to (i) any officer or employee of a Governmental Authority, (ii) any Person acting for or on behalf of any Governmental Authority, (iii) any political party or official thereof, (iv) any candidate for political office or (v) any other Person at the suggestion, request, direction or for the benefit of any of the above-described Persons, in each case, where the purpose of such offer, gift, payment or promise or authorization to make such payment was, is or would be prohibited under any applicable anti-bribery or anti-corruption Law of any relevant jurisdiction covering a similar subject matter as in effect on or prior to the Effective Time and applicable to Ecolab, the Ecolab Subsidiaries and their respective operations.

(b)           None of Ecolab and the Ecolab Subsidiaries, nor any of their respective Affiliates, directors, officers, employees, agents or other representatives has taken any action which would cause them to be in violation in any material respect of the FCPA, or any other applicable Law of similar effect, including Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

(c)           Neither the Ecolab nor any Ecolab Subsidiaries nor, to the knowledge of Ecolab, any representatives of Affiliates of Ecolab or any Ecolab Subsidiary has since
January 1, 2008 violated or is in violation in any material respect of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(d)           Since January 1, 2008, all imports, exports, re-exports, sales or transfers of products, services or Intellectual Property or related technical information of Ecolab and the Ecolab Subsidiaries have been effected in all material respects in accordance with all applicable anti-corruption, export control, trade sanctions, anti-terrorism and anti-boycott Laws.  All products shipped by Ecolab and the Ecolab Subsidiaries have been accurately marked, labeled and transported in all material respects in accordance with such Laws.

(e)           Since January 1, 2008, (i) none of Ecolab or the Ecolab Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under arising under or relating to the Laws and sanctions referenced in clauses (b) and (c) above and (ii) no Governmental Authority has initiated or, to Ecolab’s knowledge as of the date of this Agreement, threatened to initiate, a material Proceeding against Ecolab or the Ecolab Subsidiaries, or, to Ecolab’s knowledge as of the date of this Agreement, any of their respective Affiliates, directors, officers, employees, agents  or other representatives asserting that Ecolab or the Ecolab Subsidiaries, or any of their respective Affiliates, is not in compliance with any export or import Laws or the FCPA or any other applicable Law of similar effect.

                Section 5.21         Financing.  Ecolab and Merger Sub will have available at the Closing sufficient funds to make the deposit into the Exchange Fund required pursuant to Section 3.1(b).

                Section 5.22         Opinion of Financial Advisor.  Ecolab has received the written opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Ecolab Financial Advisor”) dated as of July 19, 2011 to the effect that, as of the date of such opinion and subject to the qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to Ecolab.

                Section 5.23         Brokers.  No Person other than the Ecolab Financial Advisor is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by any Party in connection with the transactions contemplated by this Agreement based upon Contracts made by or on behalf of Ecolab or any Ecolab Subsidiary.  Ecolab has delivered to Nalco a correct and complete copy of each Contract between Ecolab or any Ecolab Subsidiary and the Ecolab Financial Advisor relating to the Merger and the other transactions contemplated by this Agreement.

                Section 5.24         Ownership of Nalco Common Stock.  None of Ecolab, Merger Sub or any Ecolab Subsidiary owns any shares of Nalco Common Stock.

                Section 5.25          No Restrictions on the Merger.  Assuming the accuracy of the representation in Section 4.24, Ecolab has taken or caused to be taken all necessary action in order to make this Agreement and the transactions contemplated by this Agreement comply with, and this Agreement and the transactions contemplated by this Agreement do comply with, the requirements in the Constituent Documents of Ecolab and the Ecolab Subsidiaries concerning “business combination,” “fair price,” “voting requirement” or other related provisions.

                Section 5.26         No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V, Nalco acknowledges that none of Ecolab, the Ecolab Subsidiaries or any other Person on behalf of Ecolab makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS

                Section 6.1           Covenants of Nalco.  From the date of this Agreement until the Effective Time, unless Ecolab otherwise consents in writing (which will not be unreasonably withheld or delayed) or except as set forth in Section 6.1 of the Nalco Disclosure Letter or as otherwise expressly provided for in this Agreement, Nalco will, and will cause each of the Nalco Subsidiaries to, conduct its business in a commercially reasonable manner consistent with industry and past practices, and will use its reasonable best efforts to preserve intact its business organization and goodwill and relationships with all Governmental Authorities, customers, suppliers, business associates, strategic and joint venture partners and others having business dealings with it, to keep available the services of its current officers and key employees and to maintain its current rights and franchises, in each case, consistent with industry and past practices.  In addition to and without limiting the generality of the foregoing, except as expressly set forth in Section 6.1 of the Nalco Disclosure Letter or as otherwise expressly provided for in this Agreement or as required by applicable Law, from the date of this Agreement until the Effective Time, without the prior written consent of Ecolab (which will not be unreasonably withheld or delayed), Nalco will not, and will not permit any Nalco Subsidiary to:

(a)           amend or modify any of the Constituent Documents of Nalco or any Nalco Subsidiary;

(b)           subject to Section 7.20, declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its Securities, other than dividends or distributions by wholly-owned Nalco Subsidiaries to Nalco or regular quarterly cash dividends by Nalco consistent with past practices to holders of Nalco Common Stock, which will not exceed $0.035 per share per calendar quarter;

(c)           split, combine or reclassify any of its Securities or issue or propose or authorize the issuance of any other Securities or Equity Rights in respect of, in lieu of, or in substitution for, its Securities, other than issuances of Nalco Common Stock in connection with the exercise of Nalco Stock Options or settlement of Nalco Stock-Based Awards that are outstanding on the date of this Agreement;

(d)           repurchase, redeem or otherwise acquire any Securities or Equity Rights of Nalco or any Nalco Subsidiary, or any other equity interests or any rights, warrants or options to acquire any such Securities, other than (i) the acquisition by Nalco of shares of Nalco Common Stock in connection with the surrender of shares of Nalco Common Stock by holders of Nalco Stock Options in order to pay the exercise price thereof, (ii) the withholding of shares of Nalco Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Nalco Stock Plans or pursuant to individual equity compensation award agreements, (iii) the acquisition by Nalco of Equity Rights of Nalco in connection with the forfeiture of such Equity Rights or (iv) as required by any Nalco Benefit Plan as in effect on the date of this Agreement;

(e)            issue, sell, grant, pledge or otherwise encumber any Securities, or Equity Rights, other than (i) issuances of Nalco Stock Options, Nalco Stock-Based Awards or other Nalco Securities or Equity Rights in the ordinary course of business consistent with past practices to participants in the Nalco Benefit Plans or pursuant to individual award agreements with directors, officers, employees or agents of Nalco or the Nalco Subsidiaries (which individual award agreements are outstanding as of the date of this Agreement), (ii) issuances of Nalco Common Stock in connection with the exercise of Nalco Stock Options or settlement of Nalco Stock-Based Awards that are outstanding on the date of this Agreement and
(iii) issuance of Securities between or among Nalco and any wholly-owned Nalco Subsidiaries;

(f)            merge or consolidate with any Person (other than Nalco or a wholly-owned Nalco Subsidiary) or acquire, directly or indirectly, all or substantially all of the assets or Securities of any other Person (other than Nalco or a Nalco Subsidiary), in each case, in an amount of $25,000,000 or more for any such individual transaction or in excess of $100,000,000 in the aggregate for all such transactions (in each case taking into account all Indebtedness and accrued liabilities assumed in connection with any such transaction); provided that Nalco shall consult with Ecolab with respect to any such transaction that is in an amount in excess of $10,000,000;

(g)           make any loans, advances or capital contributions to, or investments in, any other Person other than (i) by Nalco or any wholly-owned Nalco Subsidiary to or in Nalco or any wholly-owned Nalco Subsidiary or (ii) pursuant to any Contract or other legal obligation existing at the date of this Agreement set forth on Section 6.1(g) of the Nalco Disclosure Letter;

(h)           create, incur, guarantee or assume any Indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement, except (i) Indebtedness incurred in the ordinary course of business consistent with past practices not to exceed $5,000,000 in the aggregate, (ii) Indebtedness incurred under facilities or lines of credit in existence on the date of this Agreement, (iii) Indebtedness in replacement of existing Indebtedness on customary commercial terms, but in all cases consistent in all material respects with the Indebtedness being replaced and (iv) guarantees by Nalco of Indebtedness of wholly-owned Nalco Subsidiaries or guarantees by Nalco Subsidiaries of Indebtedness of Nalco;

(i)           make or commit to make any capital expenditure, except for (i) aggregate expenditures (calculated net of proceeds from normal course asset disposals) in an amount not in excess of (and for projects consistent with) the capital expenditure budget (plus a five percent variance) delivered to Ecolab prior to the date of this Agreement (the amount of the capital expenditure budget being set forth in Section 6.1(i) of the Nalco Disclosure Letter), and (ii) additional expenditures in an amount not to exceed $5,000,000 in the aggregate;

(j)           other than in the ordinary course of business consistent with past practices, as required by any Nalco Benefit Plan or as necessary to comply with applicable Law,
(i) amend or otherwise modify benefits under any Nalco Benefit Plan, (ii) accelerate the payment or vesting of benefits or amounts payable or to become payable under any Nalco Benefit Plan as currently in effect on the date of this Agreement or (iii) terminate or establish any Nalco Benefit Plan;

(k)           except as required by any Nalco Benefit Plan, grant any material increase (determined with reference to the compensation paid to the individuals involved) in the compensation or benefits of directors, officers, employees or agents of Nalco or any Nalco Subsidiary; provided that Nalco or any Nalco Subsidiary may grant increases (i) in base salaries to non-executive employees, non-executive officers and agents in the ordinary course of business consistent with past practices or (ii) in compensation and benefits in the context of promotions based on job performance or workplace requirements, in the ordinary course of business consistent with past practices and provided that such increases are consistent with the past practices of increasing compensation and benefits to promoted employees in similar positions;

(l)           enter into or materially amend or modify any severance, consulting, retention or employment agreement, plan, program or Contract, other than, (i) in the case of consulting agreements, in the ordinary course of business consistent with past practices, or (ii) with respect to new hires or employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business consistent with past practices; provided that (A) in the case of new hires, such agreements, plans, programs or Contracts, or any amendments or modifications thereto, are consistent with the past practices of entering into such agreements, plans, programs or Contracts, for newly hired employees in similar positions and (b) in the case of promotions, such amendments or modifications are consistent with the past practices of making such amendment or modifications for promoted employees in similar positions;

(m)           other than in the ordinary course of business consistent with past practices, enter into a collective bargaining agreement or similar labor Contract with a labor union, works council, employee committee or representative or other labor organization with respect to employees of Nalco or any Nalco Subsidiary;

(n)           (i)  settle or compromise any Proceeding involving claims for monetary damages, other than such settlements and compromises that (A) relate to Taxes (which are the subject of Section 6.1(o)), (B) are settlements or compromises of routine claims in ordinary course of business consistent with past practices (both in terms of the nature and amount of such claims) or (C) are settlements or compromises outside of the ordinary course of business consistent with past practice that do not require payments by Nalco or the Nalco Subsidiaries in excess of $500,000 per Proceeding or $2,500,000 in the aggregate for all such Proceedings or (ii) enter into any consent, decree, injunction or similar restraint or form of equitable relief that, individually or in the aggregate, are material to Nalco and the Nalco Subsidiaries, taken as a whole, or would reasonably be expected to impede or delay the consummation of the transactions contemplated by this Agreement, including obtaining the Nalco Stockholder Approval;

(o)          other than in the ordinary course of business consistent with past practices, (i) make, revoke or amend any material election relating to Taxes (other than an election under Treasury Regulation Section 301.7701-3 for a non-U.S. Nalco Subsidiary), (ii) settle or compromise any Proceeding relating to Taxes in an amount in excess of $500,000 per Proceeding or $2,000,000 when such Proceedings are aggregated, (iii) make a request for a written ruling of a Taxing Authority relating to Taxes, other than any request for a determination concerning qualified status of any Nalco Benefit Plan intended to be qualified under Section 401(a) of the Code, (iv) enter into a written and legally binding Contract with a Taxing Authority relating to material Taxes or (v) except as required by Law, change any of its methods, policies or practices of reporting income or deductions for U.S. federal income Tax purposes from those employed in the preparation of its U.S. federal income Tax returns for the taxable year ending December 31, 2009;

(p)           (i) take any action or cause any action to be taken (including any action otherwise permitted by this Section 6.1) that would prevent the Merger from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code or (ii) fail to take any commercially reasonable action or fail to cause any commercially reasonable action to be taken (including any failure otherwise permitted by this Section 6.1) that is necessary to cause the Merger to constitute a tax-free reorganization under Section 368(a) and related provisions of the Code;

(q)           modify or amend in any material respect or terminate any Specified Nalco Contract, enter into any successor Contract to an expiring Specified Nalco Contract that changes the terms of the expiring Specified Nalco Contract in a way that is materially adverse to Nalco or any Nalco Subsidiary or enter into any new Contract that would have been a Specified Nalco Contract if it were entered into at or prior to the date of this Agreement.  “Specified Nalco Contract” means a Nalco Contract of the type described in clauses (a)(ii) and (a)(iv) of Section 4.18(a);

(r)           for non-Tax purposes, change any method of accounting or accounting principles or practices (or any system of internal accounting controls) by Nalco or any U.S. Nalco Subsidiary, except for any such change required by a change in GAAP or by a Governmental Authority or applicable Law;

(s)           adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, restructuring, consolidation, recapitalization or other reorganization of Nalco or any material Nalco Subsidiary; provided that any Tax election otherwise permitted by Section 6.1(o) will not be prohibited by this Section 6.1(s); or

(t)           agree or commit to do any of the foregoing.

                Section 6.2           Covenants of Ecolab.  From the date of this Agreement until the Effective Time, unless Nalco otherwise consents in writing (which will not be unreasonably withheld or delayed) or except as set forth in Section 6.2 of the Ecolab Disclosure Letter or as otherwise expressly provided for in this Agreement, Ecolab will, and will cause each of the Ecolab Subsidiaries to, conduct its business in a commercially reasonable manner consistent with industry and past practices, and will use its reasonable best efforts to preserve intact its business organization and goodwill and relationships with all Governmental Authorities, customers, suppliers, business associates, strategic and joint venture partners and others having business dealings with it, to keep available the services of its current officers and key employees and to maintain its current rights and franchises, in each case, consistent with industry and past practices.  In addition to and without limiting the generality of the foregoing, except as expressly set forth in Section 6.2 of the Ecolab Disclosure Letter or as otherwise expressly provided for in this Agreement or as required by applicable Law, from the date of this Agreement until the Effective Time, without the prior written consent of Nalco (which will not be unreasonably withheld or delayed), Ecolab will not, and will not permit any Ecolab Subsidiary to:

(a)           amend or modify any of the Constituent Documents of Ecolab;

(b)           declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its Securities, other than dividends or distributions by wholly-owned Ecolab Subsidiaries to Ecolab or regular quarterly cash dividends by Ecolab consistent with past practices to holders of Ecolab Common Stock, which will not exceed $0.175 per share per calendar quarter (unless adjusted in the ordinary course of business consistent with past practices of Ecolab with respect to increases in its regular quarterly dividend payment);

(c)           split, combine or reclassify any of its Securities or issue or propose or authorize the issuance of any other Securities or Equity Rights in respect of, in lieu of, or in substitution for, its outstanding Securities, other than issuances of Ecolab Common Stock in connection with the exercise of Ecolab Stock Options or settlement of Ecolab Stock-Based Awards that are outstanding on the date of this Agreement;

(d)           repurchase, redeem or otherwise acquire any Securities or Equity Rights of Ecolab or any Ecolab Subsidiary, or any other equity interests or any rights, warrants or options to acquire any such Securities, other than (i) the acquisition by Ecolab of shares of Ecolab Common Stock in connection with the surrender of shares of Ecolab Common Stock by holders of Ecolab Stock Options in order to pay the exercise price thereof, (ii) the withholding of shares of Ecolab Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Ecolab Stock Plans or pursuant to individual equity compensation award agreements, (iii) the acquisition by Ecolab of Equity Rights of Ecolab in connection with the forfeiture of such Equity Rights or (iv) as required by any Ecolab Benefit Plan as in effect on the date of this Agreement;

(e)           issue, sell, grant, pledge or otherwise encumber any Securities, or Equity Rights, other than (i) issuances of Ecolab Stock Options, Ecolab Stock-Based Awards or other Ecolab Securities or Equity Rights in the ordinary course of business consistent with past practices to participants in the Ecolab Benefit Plans or pursuant to individual award agreements with directors, officers, employees or agents of Ecolab or the Ecolab Subsidiaries, (ii) issuances of Ecolab Common Stock in connection with the exercise of Ecolab Stock Options or settlement of Ecolab Stock-Based Awards that are outstanding on the date of this Agreement or that are issued in accordance with clause (i), (iii) issuances of Securities or Equity Rights in connection with any merger, consolidation or acquisition permitted in accordance with Section 6.2(f) and (iv) the issuance of Securities between or among Ecolab and any wholly-owned Ecolab Subsidiaries;

(f)           merge or consolidate with any Person (other than Ecolab or a wholly-owned Ecolab Subsidiary) or acquire, directly or indirectly, all or substantially all of the assets or Securities of any other Person (other than Ecolab or an Ecolab Subsidiary) if such merger, consolidation or acquisition, together with all such mergers, consolidations and acquisitions subsequent to the date of this Agreement, would be material to Ecolab and the Ecolab Subsidiaries, taken as a whole;

(g)           create, incur, guarantee or assume any Indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement, except (i)  Indebtedness incurred under facilities or lines of credit in existence on the date of this Agreement, (ii) Indebtedness incurred in connection with the consummation of the transactions contemplated by this Agreement, including any Indebtedness incurred for the purpose of repaying or refinancing Indebtedness of Ecolab, Nalco or their respective Subsidiaries, (iii) Indebtedness incurred in replacement of existing Indebtedness (other the replacements of Indebtedness contemplated by clause (ii) above) on customary commercial terms, (v) Indebtedness incurred in the ordinary course of business consistent with past practices in connection with any merger, consolidation or acquisition permitted in accordance with Section 6.2(f), (vi) other Indebtedness incurred in the ordinary course of business consistent with past practices not to exceed $350,000,000 in the aggregate, and (vii) guarantees by Ecolab of Indebtedness of wholly-owned Ecolab Subsidiaries or guarantees by Ecolab Subsidiaries of Indebtedness of Ecolab;

(h)           other than in the ordinary course of business consistent with past practices, (i) make, revoke or amend any material election relating to Taxes (other than an election under Treasury Regulation Section 301.7701-3 for a non-U.S. Ecolab Subsidiary), (ii) settle or compromise any Proceeding relating to Taxes in an amount in excess of $500,000 per Proceeding or $2,000,000 when such Proceedings are aggregated, (iii) make a request for a written ruling of a Taxing Authority relating to Taxes, other than any request for a determination concerning qualified status of any Ecolab Benefit Plan intended to be qualified under Section 401(a) of the Code, (iv) enter into a written and legally binding Contract with a Taxing Authority relating to material Taxes or (v) except as required by Law, change any of its methods, policies or practices of reporting income or deductions for U.S. federal income Tax purposes from those employed in the preparation of its U.S. federal income Tax returns for the taxable year ending December 31, 2009;

(i)            (i) take any action or cause any action to be taken (including any action otherwise permitted by this Section 6.2) that would prevent the Merger from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code or (ii) fail to take any commercially reasonable action or fail to cause any commercially reasonable action to be taken (including any failure otherwise permitted by this Section 6.2) that is necessary to cause the Merger to constitute a tax-free reorganization under Section 368(a) and related provisions of the Code;

(j)            adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, restructuring, consolidation, recapitalization or other reorganization of Ecolab or any material Ecolab Subsidiary; provided that any Tax election otherwise permitted by Section 6.2(h) will not be prohibited by this Section 6.2(j); or

(k)           agree or commit to do any of the foregoing.

ARTICLE VII
ADDITIONAL AGREEMENTS

                Section 7.1           Preparation and Mailing of Joint Proxy Statement/Prospectus.

                (a)           As promptly as practicable following the date of this Agreement, Ecolab and Nalco will prepare and file with the SEC mutually acceptable proxy materials that will constitute the proxy statement/prospectus relating to the matters to be submitted to the stockholders of Ecolab at the Ecolab Stockholders Meeting and to the stockholders of Nalco at the Nalco Stockholders Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) and Ecolab will prepare and file the Form S-4.  The Joint Proxy Statement/Prospectus will be included in and will constitute a part of the Form S-4.  The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act.

(b)           Each of Ecolab and Nalco will use its reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as practicable after the date of this Agreement and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated by this Agreement.

(c)           Each of Ecolab and Nalco will, as promptly as practicable after receipt thereof, provide the other Party copies of any written comments and advise the other Party of any oral comments, with respect to the Joint Proxy Statement/Prospectus received from the SEC. Ecolab (i) will provide Nalco with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 and any communications (including any responses to any comments of the SEC) prior to filing such with the SEC, (ii) will include in such document or communications all comments reasonably proposed by Nalco, (iii) will not file such document or communication with the SEC prior to receiving the approval of Nalco (which will not be unreasonably withheld or delayed) and (iv) will promptly provide Nalco with a copy of all such filings and communications made with the SEC.

(d)           Each of Ecolab and Nalco will cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders at the earliest practicable time after the Form S-4 is declared effective under the Securities Act.  Ecolab and Nalco will take all actions (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the Merger and each of Ecolab and Nalco will furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.  Each Party will advise the other Party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Ecolab Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4, and each of Ecolab and Nalco will use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(e)           If at any time prior to the Effective Time (i) any Change occurs  with respect to the Parties or any of their respective Affiliates, directors or officers, which should, in the reasonable discretion of Ecolab or Nalco, be set forth in an amendment of, or supplement to, the Form S-4 or the Joint Proxy Statement/Prospectus or (ii) any information relating to the Parties, or any of their respective Affiliates, directors or officers, should be discovered by any of the Parties which should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Parties will file as promptly as practicable with the SEC a mutually acceptable amendment of, or supplement to, the Form S-4 or the Joint Proxy Statement/Prospectus and, as required by Law, disseminate the information contained in such amendment or supplement to the stockholders of Ecolab and Nalco.

                Section 7.2           Stockholders Meetings; Recommendations.

                (a)           Nalco will duly take all lawful action to call, give notice of, convene and hold a meeting of the stockholders of Nalco (the “Nalco Stockholders Meeting”) on a date as promptly as practicable after the Form S-4 is declared effective for the purpose of obtaining the Nalco Stockholder Approval and will, subject to Section 7.5, take all lawful action to solicit and obtain the Nalco Stockholder Approval.  Subject to Section 7.5, the Board of Directors of Nalco will recommend adoption of this Agreement by the stockholders of Nalco to the effect as set forth in Section 4.4(b) (the “Nalco Recommendation”), and, subject to Section 7.5, the Board of Directors of Nalco will not (i) withhold, withdraw or adversely modify, or propose publicly to withhold, withdraw or adversely modify, the Nalco Recommendation or (ii) approve or recommend, or publicly propose to approve or recommend, any Nalco Acquisition Proposal (any of the actions described in clauses (i) or (ii), a “Nalco Change in Recommendation”).  The notice for the Nalco Stockholders Meeting will also contain a proposal, which will be separate from the proposal relating to the Nalco Stockholder Approval, with respect to any non-binding advisory vote of Nalco’s stockholders required pursuant to Rule 14a-21(c) under the Exchange Act.  The approval of such proposal by the stockholders of Nalco will not be a condition to the obligations of the Parties to effect the Merger in accordance with Article VIII, and the failure of the stockholders of Nalco to approve such proposal at the Nalco Stockholders Meeting, or any adjournment or postponement thereof, will not affect any of the rights or obligations of the Parties in connection with this Agreement.

                (b)           Ecolab will duly take all lawful action to call, give notice of, convene and hold a meeting of the stockholders of Ecolab (the “Ecolab Stockholders Meeting”) on a date as promptly as practicable after the Form S-4 is declared effective for the purpose of obtaining the Ecolab Stockholder Approval and will take all lawful action, subject to Section 7.6, to solicit and obtain the Ecolab Stockholder Approval.  Subject to Section 7.6, the Board of Directors of Ecolab will recommend approval of the Ecolab Share Issuance by the stockholders of Ecolab to the effect as set forth in Section 5.4(b) (the “Ecolab Recommendation”), and, subject to Section 7.6, the Board of Directors of Ecolab will not (i) withhold, withdraw or adversely modify, or propose publicly to withhold, withdraw or adversely modify, the Ecolab Recommendation or (ii) approve or recommend, or publicly propose to approve or recommend, any Ecolab Acquisition Proposal (any of the actions described in clauses (i) or (ii), an “Ecolab Change in Recommendation”).

(c)           The Parties will use their reasonable best efforts to cause the Nalco Stockholders Meeting and the Ecolab Stockholders Meeting to be held on the same date.

                Section 7.3           Access to Information; Confidentiality.

                (a)           Upon reasonable notice and, in the case of Nalco, for such purposes as may reasonably be related to the consummation of the transactions contemplated by this Agreement, each of Ecolab and Nalco will, and will cause each of its respective Subsidiaries to, afford to the directors, officers, employees, accountants, counsel, financial advisors, consultants, financing sources and other advisors or representatives (collectively, “Representatives”) of such other Party reasonable access during normal business hours to Ecolab’s and Nalco’s respective properties, books, records, Contracts, commitments and personnel and will furnish, and will cause to be furnished, as promptly as practicable to such other Party (i) a copy of each material report, schedule and other document filed, furnished, published, announced or received by it during such period pursuant to the requirements of federal or state securities Laws or a Governmental Authority and (ii) all other information with respect to Ecolab or Nalco and their respective Subsidiaries, as applicable, as such other Party may reasonably request.

                (b)           Notwithstanding Section 7.3(a), each of Ecolab and Nalco will not be required to permit any inspection, or to disclose any information, that in the reasonable judgment of such other Party (i) would violate applicable Law, (ii) would waive the protection of an attorney-client privilege or other legal privilege (subject to reasonable cooperation between the Parties with respect to entering into appropriate joint defense, community of interest or similar agreements or arrangements with respect to the preservation of such privileges) or (iii) would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such other Party has used its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure.  Without limiting the foregoing, in the event that either Party does not provide access or information in reliance on the immediately preceding sentence, it will provide notice to the other Party that it is withholding such access or information and will use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege.  Each of Ecolab and Nalco will keep such other Party reasonably informed from time to time as to status and developments regarding any Proceeding with respect to Taxes and provide to such other Party, when available and prior to filing, drafts of any income Tax Returns relating to Ecolab or Nalco or any of their respective Subsidiaries, as applicable.

(c)           Without limiting the generality of the foregoing and subject to applicable Law, the Parties will reasonably cooperate with each other from and after the date of this Agreement with respect to post-Closing integration matters.

                (d)           All information furnished pursuant to this Section 7.3 or otherwise pursuant to this Agreement will be subject to the confidentiality agreement dated as of June 9, 2011 between Nalco and Ecolab (the “Confidentiality Agreement”).  No investigation pursuant to this Section 7.3 will affect the representations, warranties or conditions to the obligations of the Parties contained in this Agreement.

               Section 7.4             Consents and Approvals.

(a)           Subject to the terms and conditions of this Agreement, each of Ecolab and Nalco will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate the Merger and the other transactions contemplated by this Agreement, including (i) determining all necessary or, in the reasonable judgment of Ecolab and Nalco, advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Merger and the other transactions contemplated by this Agreement (including from Governmental Authorities or third parties), (ii) preparing and filing as promptly as practicable all documentation to effect such filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (iii) vigorously contesting and resisting any Proceedings or having any Order, whether temporary, preliminary or permanent, vacated, lifted, reserved or overturned that challenge this Agreement, the Merger or the other transactions contemplated by this Agreement.

(b)           In furtherance and not in limitation of the foregoing, each of Ecolab and Nalco will (i) make or cause to be made the filings required of such Party (or, in the reasonable judgment of Ecolab and Nalco, filings that are advisable to be made by such Party) under the HSR Act and any other applicable Competition Laws with respect to the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, (ii) comply at the earliest practicable date with any request for additional information, documents or other materials (including a “second request” under the HSR Act) received by such Party from the U.S. Federal Trade Commission (“FTC”), the Antitrust Division of the U.S. Department of Justice or any other Governmental Authority under any applicable Competition Laws with respect to such filings or such transactions, (iii) act in good faith and reasonably cooperate with the other Party in connection with any such filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any of the HSR Act or any other applicable Competition Laws with respect to any such filing or any such transaction and (iv) not extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Party, which consent will not be unreasonably withheld or delayed.

(c)           To the extent not prohibited by applicable Law, each of Ecolab and Nalco will use its reasonable best efforts to furnish to the other Party all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement.  Each of Ecolab and Nalco will give the other Party reasonable prior notice of any communication with, and any proposed understanding, undertaking or Contract with, any Governmental Authority regarding any such filings or any such transaction.  Each of Ecolab and Nalco will not independently participate in any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving such other Party prior notice of the meeting or conversation and, unless prohibited by such any Governmental Authority, the opportunity to attend or participate.  The Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the HSR Act or any other applicable Competition Laws.  Ecolab and Nalco will jointly control the coordination of any filings, obtaining any necessary approvals, and resolving any investigation or other inquiry of any such agency or other Governmental Authority under the HSR Act or any other applicable Competition Laws, including the timing of the initial filing, which will be made as promptly as practicable after the date of this Agreement.

(d)           Subject to the foregoing provisions of this Section 7.4, each of Ecolab and Nalco will use its reasonable best efforts (including by taking actions and entering into agreements of the type set forth in the definition of “Burdensome Condition” which are not excluded by the limitations set forth in the provisos thereto) to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act or any other applicable Competition Laws.  In connection therewith, if any Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as inconsistent with or violative of any Competition Law, each of Ecolab and Nalco will (by negotiation, litigation or otherwise) cooperate and use its reasonable best efforts to vigorously contest and resist any such Proceeding and have vacated, lifted, reversed or overturned any Order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.4 will limit the right of a Party to terminate this Agreement in accordance with Section 9.1, so long as such Party has until that time complied in all material respects with its obligations under this Section 7.4.  Each of Ecolab and Nalco will use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act and all other applicable Competition Laws with respect to the transactions contemplated by this Agreement as promptly as possible after the date of this Agreement.

(e)           Notwithstanding anything to the contrary in Section 7.4(d) or anything else in this Agreement, nothing in this Agreement will be deemed to require Ecolab or Nalco or any of their respective Subsidiaries to agree to or take any action that would result in any Burdensome Condition.

                Section 7.5           No Solicitation by Nalco.

                (a)           Nalco will (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person or its Representatives (other than Ecolab and Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any Nalco Acquisition Proposal and will request the prompt return of any confidential information previously furnished to such Persons in connection therewith and (ii) promptly inform its and its Subsidiaries’ respective Representatives of the restrictions set forth in this Section 7.5. Any breach or violation of the restrictions set forth in this Section 7.5 by any Representative of Nalco or any Nalco Subsidiary will be deemed to be a breach or violation of this Section 7.5 by Nalco.

(b)           Except as otherwise expressly permitted in accordance with Section 7.5(c) or Section 7.5(d), neither Nalco or any Nalco Subsidiary, nor any of its or their respective Representatives, will directly or indirectly (i) solicit or knowingly facilitate or encourage any inquiry or the making or announcement of any proposal that constitutes or would reasonably be expected to lead to a Nalco Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any Nalco Acquisition Proposal or that requires Nalco to abandon, terminate or fail to consummate the Merger or (iii) enter into any Contract relating to or providing for a Nalco Acquisition Proposal.

                (c)           Notwithstanding Section 7.5(b) or anything else to the contrary contained in this Agreement, at any time prior to the receipt of the Nalco Stockholder Approval, Nalco may, in response to a bona fide written Nalco Acquisition Proposal that did not result from a breach of this Section 7.5, furnish information and data to the Person making such Nalco Acquisition Proposal and its Representatives pursuant to and in accordance with a written confidentiality agreement, containing provisions relating to confidentiality that are no less restrictive in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain “standstill” provisions), and participate and engage in discussions or negotiations with such Person or its Representatives regarding such Nalco Acquisition Proposal; provided, in each case, that the Board of Directors of Nalco has determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that such Nalco Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Nalco Proposal and that the failure to furnish such information or participate in such discussions or negotiations would be inconsistent with its fiduciary duties to the stockholders of Nalco under applicable Law.  No confidentiality agreement entered into pursuant to this Section 7.5(c) may contain any provision that would prevent Nalco from complying with its obligation to provide any disclosure to Ecolab required pursuant to Section 7.5(g).  All information provided by Nalco or any Nalco Subsidiary to any Person entering into a confidentiality agreement pursuant to this Section 7.5(c) that has not been previously provided to Ecolab must be provided by Nalco to Ecolab prior to or concurrently with the time it is provided to such Person.

(d)           Notwithstanding Section 7.5(b) or Section 7.2 or anything else to the contrary contained in this Agreement, but subject to Section 7.5(e), at any time prior to the Nalco Stockholder Approval, the Board of Directors of Nalco may effect a Nalco Change in Recommendation; provided that the Board of Directors of Nalco has determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Nalco under applicable Law.

                (e)           Notwithstanding Section 7.5(d), the Board of Directors of Nalco may not effect a Nalco Change in Recommendation unless (i) the Board of Directors of Nalco has first provided written notice to Ecolab that it is prepared to effect a Nalco Change in Recommendation, which notice will, in the case of a Superior Nalco Proposal, attach the most current version of any written agreement relating to the transaction that constitutes such Superior Nalco Proposal and, in any other case, attach information specifying in reasonable detail the reasons for such action and (ii) Ecolab does not make, within three Business Days after the receipt of such notice in the case of a notice relating to a Superior Nalco Proposal or within five Business Days in any other case, a proposal that the Board of Directors of Nalco determines in good faith (taking into account any revisions to the terms of the transaction contemplated by this Agreement proposed by Ecolab as provided in this Section 7.5(e)), after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, obviates the need for a Nalco Change in Recommendation. Nalco agrees that, during the applicable period prior to its effecting a Nalco Change in Recommendation, Nalco and its Representatives will negotiate in good faith with Ecolab and its Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Ecolab.  If, following the execution by the Parties of an amendment to this Agreement providing for revisions to the terms of the transactions contemplated by this Agreement that obviate the need for a Nalco Change in Recommendation in connection with a Superior Nalco Proposal, such Superior Nalco Proposal is revised (on one or more occasions), or Nalco receives a Superior Nalco Proposal from another Person, then the provisions of this Section 7.5(e) will be applicable with respect to each Nalco Change in Recommendation relating to any such amended or additional Superior Nalco Proposal.

               (f)            Notwithstanding any Nalco Change in Recommendation, the Board of Directors of Nalco will continue to comply with its obligations under Section 7.2(a) and will submit this Agreement to the stockholders of Nalco for the purpose of obtaining the Nalco Stockholder Approval unless this Agreement has been terminated prior to the date of the Nalco Stockholders Meeting, or any adjournment or postponement thereof, in accordance with Article IX.

                 (g)         As promptly as practicable after the receipt by Nalco of any Nalco Acquisition Proposal, whether orally or in writing, or any inquiry with respect to, or that could reasonably be expected to lead to, any Nalco Acquisition Proposal, and in any case within 24 hours after the receipt thereof by an executive officer of Nalco, Nalco will provide oral and written notice to Ecolab of such Nalco Acquisition Proposal or inquiry, the identity of the Person making any such Nalco Acquisition Proposal or inquiry and the material terms and conditions of such Nalco Acquisition Proposal or inquiry, including a copy of any such written Nalco Acquisition Proposal and any amendments or modifications thereto.  Nalco (or its outside counsel) will, in person or by telephone, keep Ecolab (or its outside counsel) reasonably informed on a prompt basis with respect to any change to price or other material terms of such Nalco Acquisition Proposal.  Nalco will, promptly upon receipt or delivery thereof, provide Ecolab (or its outside counsel) with copies of all drafts and final versions (and any comments thereon) of definitive or other agreements (including schedules and exhibits thereto, which may be redacted to the extent necessary to protect confidential information of the Person making such Nalco Acquisition Proposal) relating to such Nalco Acquisition Proposal exchanged between Nalco or any of its Representatives, on the one hand, and the Person making such Nalco Acquisition Proposal or any of its Representatives, on the other hand.

                (h)           Notwithstanding anything contained in this Agreement to the contrary, nothing contained in Section 7.5 or Section 7.2 will prohibit Nalco from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in respect of any Nalco Acquisition Proposal or making any disclosure to the stockholders of Nalco if the Board of Directors of Nalco determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with applicable Law or its fiduciary duties to the stockholders of Nalco; provided that the Board of Directors of Nalco will not, except as expressly permitted by Section 7.5(d), effect a Nalco Change in Recommendation.

                Section 7.6           No Solicitation by Ecolab.

(a)           Ecolab will (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person or its Representatives (other than Nalco and Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any Ecolab Acquisition Proposal and will request the prompt return of any confidential information previously furnished to such Persons in connection therewith and (ii) promptly inform its and its Subsidiaries’ respective Representatives of the restrictions set forth in this Section 7.6.  Any breach or violation of the restrictions set forth in this Section 7.6 by any Representative of Ecolab or any Ecolab Subsidiary will be deemed to be a breach or violation of this Section 7.6 by Ecolab.

(b)           Except as otherwise expressly permitted in accordance with Section 7.6(c) or Section 7.6(d), neither Ecolab or any Ecolab Subsidiary, nor any of its or their respective Representatives, will directly or indirectly (i) solicit or knowingly facilitate or encourage any inquiry or the making or announcement of any proposal that constitutes or would reasonably be expected to lead to an Ecolab Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any Ecolab Acquisition Proposal or that requires Ecolab to abandon, terminate or fail to consummate the Merger or (iii) enter into any Contract relating to or providing for an Ecolab Acquisition Proposal.

(c)           Notwithstanding Section 7.6(b) or anything else to the contrary contained in this Agreement, at any time prior to the receipt of the Ecolab Stockholder Approval, Ecolab may, in response to a bona fide written Ecolab Acquisition Proposal that did not result from a breach of this Section 7.6, furnish information and data to the Person making such Ecolab Acquisition Proposal and its Representatives pursuant to and in accordance with a written confidentiality agreement, containing provisions relating to confidentiality that are no less restrictive in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain “standstill” provisions), and participate and engage in discussions or negotiations with such Person or its Representatives regarding such Ecolab Acquisition Proposal; provided, in each case, that the Board of Directors of Ecolab has determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that such Ecolab Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Ecolab Proposal and that the failure to furnish such information or participate in such discussions or negotiations would be inconsistent with its fiduciary duties to the stockholders of Ecolab under applicable Law.  No confidentiality agreement entered into pursuant to this Section 7.6(c) may contain any provision that would prevent Ecolab from complying with its obligation to provide any disclosure to Nalco required pursuant to Section 7.6(g).  All information provided by Ecolab or any Ecolab Subsidiary to any Person entering into a confidentiality agreement pursuant to this Section 7.6(c) that has not been previously provided to Nalco must be provided by Ecolab to Nalco prior to or concurrently with the time it is provided to such Person.

(d)           Notwithstanding Section 7.6(b) or Section 7.2 or anything to the contrary contained in this Agreement, but subject to Section 7.6(e), at any time prior to the Ecolab Stockholder Approval, the Board of Directors of Ecolab may, effect an Ecolab Change in Recommendation; provided that the Board of Directors of Ecolab has determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Ecolab under applicable Law.

(e)           Notwithstanding Section 7.6(d), the Board of Directors of Ecolab may not effect an Ecolab Change in Recommendation unless (i) the Board of Directors has first provided written notice to Ecolab that it is prepared to effect an Ecolab Change in Recommendation, which notice will, in the case of a Superior Ecolab Proposal, attach the most current version of any written agreement relating to the transaction that constitutes such Superior Ecolab Proposal and, in any other case, attach information specifying the reasons for such action and (ii) Nalco does not make, within three Business Days after the receipt of such notice in the case of a notice relating to a Superior Ecolab Proposal or within five Business Days in any other case, a proposal that the Board of Directors of Ecolab determines in good faith (taking into account any revisions to the terms of the transaction contemplated by this Agreement proposed by Ecolab as provided in this Section 7.6(e)), after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, obviates the need for an Ecolab Change in Recommendation.  Ecolab agrees that, during the applicable period prior to its effecting an Ecolab Change in Recommendation, Ecolab and its Representatives will negotiate in good faith with Nalco and its Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Nalco. If, following the execution by the Parties of an amendment to this Agreement providing for revisions to the terms of the transactions contemplated by this Agreement that obviate the need for an Ecolab Change in Recommendation in connection with a Superior Ecolab Proposal, such Superior Ecolab Proposal is revised (on one or more occasions), or Ecolab receives a Superior Ecolab Proposal from another Person, then the provisions of this Section 7.6(e) will be applicable with respect to each Ecolab Change in Recommendation relating to any such amended or additional Superior Ecolab Proposal.

(f)           Notwithstanding any Ecolab Change in Recommendation, the Board of Directors of Ecolab will continue to comply with its obligations under Section 7.2(b) and will submit this Agreement to the stockholders of Ecolab for the purpose of obtaining the Ecolab Stockholder Approval unless this Agreement has been terminated prior to the date of the Ecolab Stockholders Meeting, or any adjournment or postponement thereof, in accordance with Article IX.

(g)          As promptly as practicable after the receipt by Ecolab of any Ecolab Acquisition Proposal, whether orally or in writing, or any inquiry with respect to, or that could reasonably be expected to lead to, any Ecolab Acquisition Proposal, and in any case within 24 hours after the receipt thereof by an executive officer of Nalco, Ecolab will provide oral and written notice to Nalco of such Ecolab Acquisition Proposal or inquiry, the identity of the Person making any such Ecolab Acquisition Proposal or inquiry and the material terms and conditions of such Ecolab Acquisition Proposal or inquiry, including a copy of any such written Ecolab Acquisition Proposal and any amendments or modifications thereto.  Ecolab (or its outside counsel) will, in person or by telephone, keep Nalco (or its outside counsel) reasonably informed on a prompt basis with respect to any change to price or other material terms of such Ecolab Acquisition Proposal.  Ecolab will, promptly upon receipt or delivery thereof, provide Nalco (or its outside counsel) with copies of all drafts and final versions (and any comments thereon) of definitive or other agreements (including schedules and exhibits thereto, which may be redacted to the extent necessary to protect confidential information of the Person making such Nalco Acquisition Proposal) relating to such Ecolab Acquisition Proposal exchanged between Ecolab or any of its Representatives, on the one hand, and the Person making such Ecolab Acquisition Proposal or any of its Representatives, on the other hand.

(h)           Notwithstanding anything contained in this Section 7.6 or Section 7.2 will prohibit Ecolab from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in respect of any Ecolab Acquisition Proposal or making any disclosure to the stockholders of Ecolab if the Board of Directors of Ecolab determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with applicable Law or its fiduciary duties to the stockholders of Ecolab; provided that the Board of Directors of Ecolab will not, except as expressly permitted by Section 7.6(d), effect an Ecolab Change in Recommendation.

                Section 7.7           Employee Matters.

        (a)           From and after the Effective Time, Ecolab and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) shall honor all Nalco Benefit Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time.

(b)           Except to the extent necessary to avoid the duplication of benefits, the Surviving Corporation will recognize the service of each employee of Nalco and any Nalco Subsidiary who remains in the employment of the Surviving Corporation and its Subsidiaries (each, a “Continuing Employee”) with Nalco or its Affiliates before the Effective Time as if such service had been performed with Ecolab or its Affiliates (i) for all purposes under the Nalco Benefit Plans maintained by the Surviving Corporation or its Affiliates after the Effective Time (to the extent such plans, programs or Contracts cover the Continuing Employee), (ii) for purposes of eligibility and vesting under any employee benefit plans and programs of the Surviving Corporation or its Affiliates other than the Nalco Benefit Plans (the “Surviving Corporation Plans”) in which the Continuing Employee participates after the Effective Time and (iii) for benefit accrual purposes under any Surviving Corporation Plan that is a vacation or severance plan in which the Continuing Employee participates after the Effective Time.

(c)           With respect to any welfare plan maintained by the Surviving Corporation or its Affiliates in which Continuing Employees are eligible to participate after the Effective Time, the Surviving Corporation and its Affiliates will use their reasonable best efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the corresponding welfare plans maintained by Nalco or its Affiliates prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co payments and deductibles paid by such Continuing Employee prior to the Effective Time in satisfying any analogous deductible or out of pocket requirements to the extent applicable under any such plan.

(d)           This Agreement is not intended by the Parties to (i) constitute an amendment to any employee benefit plan, fund or program, (ii) obligate Ecolab, the Surviving Corporation or any of their Affiliates to maintain any particular compensation or benefit plan, program, policy or arrangement or (iii) create any obligation of the Parties with respect to any employee benefit plan of Ecolab, the Surviving Corporation or any of their Affiliates.  Nothing contained in this Agreement, express or implied, is intended to confer upon any employee any benefits under any employee benefit plan, fund or program, including severance benefits or the right to employment or continued employment with Ecolab, the Surviving Corporation or any of their Affiliates for any period by reason of this Agreement.

(e)           Reasonably promptly after the date hereof, Nalco will deliver to Ecolab  a worksheet or memorandum demonstrating the extent (if any) to which payments or benefits to be paid or provided to Section 16 Officers in connection with the Merger (under this Agreement or any other Contract, plan or arrangement with Nalco or otherwise) could constitute “excess parachute payments” within the meaning of Section 280G of the Code.

                Section 7.8           Fees and Expenses.  Subject to Section 9.3, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the Party incurring such Expenses.

                Section 7.9           Directors’ and Officers’ Indemnification and Insurance.

(a)           From and after the Effective Time, the Surviving Corporation will (i) indemnify and hold harmless, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of Nalco and the Nalco Subsidiaries (in all of their capacities) (the “Indemnified Persons”) (A) to the same extent such Indemnified Persons are indemnified or exculpated or have the right to advancement of expenses as of the date of this Agreement by Nalco pursuant to Nalco’s Constituent Documents and indemnification Contracts, if any, in existence on the date of this Agreement  with the Indemnified Persons and (B) without limitation to clause (A), to the fullest extent permitted by Law, (ii) honor the provisions regarding elimination of liability of directors, indemnification of directors and officers and advancement of expenses contained in Nalco’s Constituent Documents immediately prior to the Effective Time and (iii) maintain for a period of six years after the Effective Time policies of directors’ and officers’ liability insurance and fiduciary liability insurance (“D & O Insurance”) covering each person covered by Nalco’s current D & O Insurance as of the Effective Time, providing for at least the same coverage and amounts as, and containing terms and conditions which are no less favorable to the insured than, such current D & O Insurance, with respect to claims arising from facts or events that occurred on or before the Effective Time, including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated by this Agreement.  Notwithstanding the foregoing, in no event will the Surviving Corporation be required to expend for any one coverage year more than 250 percent of the current annual premium expended by Nalco and the Nalco Subsidiaries to maintain or procure such D & O Insurance immediately prior to the Effective Time (such amount, the “Maximum Annual Premium”).  If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.  In lieu of the foregoing insurance coverage, Ecolab may direct Nalco or the Surviving Corporation to purchase “tail” insurance coverage, at a cost no greater than the six times the Maximum Annual Premium, that provides coverage not less favorable than the coverage described above.

(b)          The rights of each Indemnified Person hereunder will be in addition to, and not in limitation of, any other rights such Indemnified Person may have under the Constituent Documents of Nalco or any of the Nalco Subsidiaries or the Surviving Corporation, any other indemnification Contract, the DGCL or otherwise.

(c)           The provisions of this Section 7.9 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Persons and his or her heirs.  In the event that the Surviving Corporation or any of its respective successors or assigns consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger or transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of the Surviving Corporation will assume and comply with the obligations set forth in this Section 7.9.

                (d)           The obligations of the Surviving Corporation under this Section 7.9 will not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the consent of such Indemnified Person, it being expressly agreed that the Indemnified Persons will be third party beneficiaries of this Section 7.9.  Ecolab will honor, guaranty and stand as a surety for, and will cause the Surviving Corporation and its Subsidiaries and successors to honor and comply with, in accordance with their respective terms, each of the covenants contained in this Section 7.9 without limit as to time.  Ecolab will pay all reasonable expenses that may be incurred by an Indemnified Person in enforcing the indemnity and other obligations provided in this Section 7.9.

                Section 7.10         Public Announcements.  Ecolab and Nalco will develop a joint communications plan and, unless a Party has received an Ecolab Acquisition Proposal or a Nalco Acquisition Proposal, each Party will (a) ensure that all press releases and other public statements or communications with respect to the transactions contemplated by this Agreement are consistent with such joint communications plan and (b) unless otherwise required by applicable Law or by obligations pursuant to the rules of the NYSE or any other applicable securities exchange, consult with each other before issuing any press release or, to the extent practicable, otherwise making any public statement or communication with respect to this Agreement or the transactions contemplated by this Agreement.  In addition to the foregoing, except to the extent disclosed in or consistent with the Joint Proxy Statement/Prospectus in accordance with the provisions of Section 7.1, neither Ecolab nor Nalco will issue any press release or otherwise make any public statement or disclosure concerning the other Party or the other Party’s business, financial condition or results of operations without the consent of the other Party, which consent will not be unreasonably withheld or delayed.

                Section 7.11         Notice of Certain Events.  Each of Ecolab and Nalco will promptly notify the other after receiving or becoming aware of (a) any notice or other communication from any Person alleging that the consent of that Person is or may be required in connection with the transactions contemplated by this Agreement, (b) the occurrence, or non-occurrence, of any event which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, (c) any Proceeding commenced or, to its knowledge, threatened against, relating to or otherwise involving Ecolab or any of the Ecolab Subsidiaries or Nalco or any of the Nalco Subsidiaries, as the case may be, that relates to the consummation of the transactions contemplated by this Agreement and (d) any failure of Ecolab or Nalco, as the case may be, to comply with or satisfy in all material respects any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that (i) the delivery of any notice pursuant to this Section 7.11 will not limit or otherwise affect the remedies available hereunder to the Party receiving such notice and (ii) the failure of a Party to disclose or notify the other Party of the occurrence, or non-occurrence, of an event described in clause (b) of this Section 7.11 will not constitute a breach or noncompliance of a covenant of such Party for purposes of determining the satisfaction of the conditions set forth in Section 8.2(b) or Section 8.3(b).

                Section 7.12         Listing of Shares of Ecolab Common Stock.  Ecolab will use its reasonable best efforts to cause the shares of Ecolab Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

                Section 7.13        Section 16 of the Exchange Act.  Prior to the Effective Time, each of Ecolab and Nalco will take all such steps as may be required to cause any dispositions of Nalco equity securities (including derivative securities with respect to Nalco Common Stock) or acquisitions of Ecolab equity securities (including derivative securities with respect to Ecolab Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

                Section 7.14         State Takeover Laws.  If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or becomes applicable to the transactions contemplated by this Agreement, Nalco and its Board of Directors will use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and will otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.

                Section 7.15         Stockholder Litigation.  Nalco will promptly advise Ecolab orally and in writing of any Proceeding brought by any stockholder of Nalco against Nalco or its directors or officers relating to this Agreement or the transactions contemplated by this Agreement and will keep Ecolab fully informed regarding any such litigation.  Nalco will give Ecolab the opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of any such litigation, will give due consideration to Ecolab’s advice with respect to such litigation and will not settle any such litigation without the prior written consent of Ecolab, such consent not to be unreasonably withheld or delayed.  Ecolab will promptly advise Nalco orally and in writing of any Proceeding brought by any stockholder of Ecolab against Ecolab or its directors or officers relating to this Agreement or the transactions contemplated by this Agreement and will keep Ecolab fully informed regarding any such litigation. Ecolab will give Nalco the opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of any such litigation, will give due consideration to Nalco’s advice with respect to such litigation and will not settle any such litigation without the prior written consent of Nalco if such settlement would reasonably be expected to prevent or materially impair or materially delay the consummation of the Merger.

                Section 7.16         Control of Operations.  Without limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement will give either Party, directly or indirectly, the right to control, direct or influence the other Party’s operations prior to the Effective Time, (b) prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

                Section 7.17         Certain Transfer Taxes.  Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by Nalco or any the Nalco Subsidiaries immediately prior to the Merger, if applicable and due with respect to the Merger, will be borne by the Surviving Corporation and expressly will not be a liability of stockholders of Ecolab or Nalco.

                Section 7.18         Reorganization Treatment.  The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and each will not, and will not permit any of their respective Subsidiaries to, take any action, or fail to take any action, that would reasonably be expected to jeopardize the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.  Provided that the opinion conditions contained in Section 8.2(d) and Section 8.3(c) have been satisfied, Ecolab will file the opinions described in Section 8.2(d) and Section 8.3(c) with the SEC by a post-effective amendment to the Form S-4 promptly following the Closing.

                Section 7.19         Tax Representation Letters.  Ecolab will use its reasonable best efforts to deliver to Baker & McKenzie LLP, counsel to Ecolab (“Ecolab’s Counsel”), and Cravath, Swaine & Moore LLP, counsel to Nalco (“Nalco’s Counsel”), a tax representation letter dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 will have been declared effective by the SEC) and signed by an officer of Ecolab and Merger Sub, containing representations of Ecolab and Merger Sub, and Nalco will use its reasonable best efforts to deliver to Ecolab’s Counsel and Nalco’s Counsel a tax representation letter dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 will have been declared effective by the SEC) and signed by an officer of Nalco, containing representations of Nalco, in each case as reasonably necessary or appropriate to enable Ecolab’s Counsel to render the opinion described in Section 8.2(d) and Nalco’s Counsel to render the opinion described in Section 8.3(c).

                Section 7.20         Dividends. From the date of this Agreement until the Effective Time, Ecolab and Nalco will reasonably coordinate with each other regarding the declaration and payment of dividends with respect to the shares of Ecolab Common Stock and Nalco Common Stock and the record dates and payment dates relating thereto such that (a) no holder of Ecolab Common Stock or Nalco Common Stock will receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to its shares of Ecolab Common Stock or Nalco Common Stock, including Ecolab Common Stock issued in connection with the Merger, and (b) the quarterly payments of dividends to the holders of Ecolab Common Stock will be made substantially in accordance with Ecolab’s historical quarterly dividend payment schedule.

ARTICLE VIII
CONDITIONS PRECEDENT

                Section 8.1           Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each Party to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

                (a)           Nalco must have obtained the Nalco Stockholder Approval and Ecolab must have obtained the Ecolab Stockholder Approval;

(b)           the waiting period (and any extension thereof) applicable to the Merger under the HSR Act and under any other applicable material Competition Laws must have been terminated or expired, and any investigation opened pursuant to the HSR Act or such other material Competition Law by means of a second request for additional information or otherwise must have been terminated or closed, and no Proceeding must have been instituted by the U.S. Department of Justice, the FTC or any other material Governmental Authority under any applicable Competition Law challenging or seeking to enjoin the consummation of the transactions contemplated by this Agreement or to impose any Burdensome Condition, which Proceeding has not have been withdrawn, terminated or finally resolved;

(c)           other than the authorizations and filings provided for by Section 8.1(b), all material notices, reports, filings, consents, registrations, approvals, permits or authorizations, if any, required to be obtained from or of any Governmental Authority, in each case in connection with the consummation of the Merger and the transactions contemplated by this Agreement, will have been obtained, except for those, the failure of which to be obtained, individually or in the aggregate, would not reasonably be expected to (A) result in a Burdensome Condition or (B) provide a reasonable basis to conclude that Nalco, Ecolab or Merger Sub or any of their Affiliates or any of their respective officers or directors, as applicable, would be subject to the risk of criminal liability;

                (d)           no Laws must have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other Order, judgment, decision, opinion or decree must have been issued and remain in effect issued by a court or other Governmental Authority of competent jurisdiction, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger (collectively, “Restraints”);

(e)           the Form S-4 must have been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Form S-4 must have been issued by the SEC and no Proceedings for that purpose must have been initiated or threatened by the SEC; and

(f)           the shares of Ecolab Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger must have been approved for listing on the NYSE, subject to official notice of issuance.

                Section 8.2           Conditions to Obligations of Ecolab and Merger Sub.  The obligations of Ecolab and Merger Sub to effect the Merger are subject to the satisfaction, or waiver by Ecolab, on or prior to the Closing Date of the following additional conditions:

                (a)           each of the representations and warranties of Nalco set forth in this Agreement, in each case made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or “Material Adverse Effect,” must be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties are made as of another specified date prior to the date of this Agreement), except where the failure of such representations and warranties to be true and correct as so made would not, individually or in the aggregate, have a Material Adverse Effect on Nalco; provided that notwithstanding the foregoing, each of the representations and warranties of Nalco set forth in Section 4.3, Section 4.4 and Section 4.5 must be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.  Ecolab must have received a certificate of the chief executive officer or the chief financial officer of Nalco to such effect;

                (b)           Nalco must have performed or complied in all material respects with all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Ecolab must have received a certificate of the chief executive officer or the chief financial officer of Nalco to such effect;

(c)           there must not be pending any Litigation by any material Governmental Authority (i) seeking to restrain or prohibit the consummation of the Merger or seeking to obtain from Nalco, Ecolab, Merger Sub or any other Affiliate of Ecolab any damages that are material in relation to Nalco, (ii) seeking to impose material limitations on the ability of Ecolab or any Affiliate of Ecolab to hold, or exercise full rights of ownership of, any shares of capital stock of the Surviving Corporation, including the right to vote such shares on all matters properly presented to the shareholders of the Surviving Corporation, (iii) seeking to prohibit Ecolab or any of its Affiliates from effectively controlling in any material respect the business or operations of Nalco or any Nalco Subsidiary or (iv) that has had or would reasonably be expected to have a Material Adverse Effect on Nalco or on Ecolab; and

                (d)           Ecolab must have received an opinion of Ecolab’s Counsel, in form and substance reasonably satisfactory to Ecolab, based on facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, to the effect that (i) the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Ecolab, Merger Sub and Nalco will be a party to such reorganization.  In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Ecolab, Nalco and others.

                Section 8.3           Conditions to Obligations of Nalco.  The obligations of Nalco to effect the Merger are subject to the satisfaction of, or waiver by Nalco, on or prior to the Closing Date of the following additional conditions:

                (a)           Each of the representations and warranties of Ecolab set forth in this Agreement, in each case made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or “Material Adverse Effect,” must be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties are made as of another specified date prior to the date of this Agreement), except where the failure of such representations and warranties to be true and correct as so made would not, individually or in the aggregate, have a Material Adverse Effect on Ecolab; provided that notwithstanding the foregoing, each of the representations and warranties of Ecolab and Merger Sub set forth in Section 5.3, Section 5.4 and Section 5.25 must be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.  Nalco must have received a certificate of the chief executive officer or the chief financial officer of Ecolab to such effect;

                (b)           Each of Ecolab and Merger Sub must have performed or complied in all material respects with all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date and Nalco must have received a certificate of the chief executive officer or the chief financial officer of Ecolab to such effect; and

                (c)           Nalco must have received an opinion of Nalco’s Counsel, in form and substance reasonably satisfactory to Nalco, based on facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, to the effect that (i) the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Nalco, Ecolab and Merger Sub will be a party to such reorganization.  In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Nalco, Ecolab and others.

                Section 8.4           Frustration of Closing Conditions.  Neither Nalco nor Ecolab may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s intentional breach of any material provision of this Agreement or failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 7.4.

ARTICLE IX
TERMINATION AND AMENDMENT

                Section 9.1            Termination.  This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Nalco Stockholder Approval or the Ecolab Stockholder Approval:

(a)           by mutual written consent of Ecolab and Nalco;

                (b)           by either Ecolab or Nalco, if:

               (i)           the Merger has not been consummated by March 1, 2012 (the “End Date”), whether the End Date is before or after the date of the Nalco Stockholder Approval and the Ecolab Stockholder Approval; provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) will not be available to any Party whose failure to perform in all material respects its obligations under this Agreement is the primary cause of the failure of the Merger to be consummated by the End Date;

               (ii)           any Restraint having any of the effects set forth in Section 8.1(d) is in effect and has become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) must have complied in all material respects with its obligations under Section 7.4;

                       (iii)           the Nalco Stockholder Approval is not obtained at the Nalco Stockholders Meeting or any adjournment or postponement thereof; or

               (iv)           the Ecolab Stockholder Approval is not obtained at the Ecolab Stockholders Meeting or any adjournment or postponement thereof;

                (c)           by Ecolab, if:

               (i)           Nalco has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (A) is incapable of being cured by Nalco prior to the End Date and (B) would result in a failure of any condition set forth in Section 8.2(a) or Section 8.2(b); provided that the right to terminate this Agreement pursuant to this Section 9.1(c)(i) will not be available to Ecolab if Ecolab is in material breach of its representations, warranties, covenants or agreements contained in this Agreement as of the time of such purported termination;

               (ii)           the Board of Directors of Nalco has effected a Nalco Change in Recommendation;

               (iii)           the Board of Directors of Nalco fails to publicly reaffirm the Nalco Recommendation within ten Business Days after receipt of a written request by Ecolab to   provide such reaffirmation following a Nalco Acquisition Proposal that has been publicly announced or that has become publicly known; provided that the right to terminate this Agreement pursuant to this Section 9.1(c)(iii) will not be available to Ecolab if the Board of Directors of Nalco has given notice that it is prepared to effect a Nalco Change in Recommendation in accordance with Section 7.5(e); or

(iv)           Ecolab effects an Ecolab Change in Recommendation when permitted to do so pursuant to Section 7.6(e) in order to permit Ecolab to enter into a definitive written agreement providing for a Superior Ecolab Proposal concurrently with or immediately following the termination of this Agreement; provided that the termination of this Agreement pursuant to this Section 9.1(c)(iv) will not be effective unless and until Ecolab has paid the Ecolab Termination Fee to Ecolab in accordance with Section 9.3(b);

(d)           by Nalco, if:

               (i)           Ecolab or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (A) is incapable of being cured by Ecolab or Merger Sub prior to the End Date and (B) would result in a failure of any condition set forth in Section 8.3(a) or Section 8.3(b); provided that the right to terminate this Agreement pursuant to this Section 9.1(d)(i) will not be available to Nalco if Nalco is in material breach of its representations, warranties, covenants or agreements contained in this Agreement as of the time of such purported termination;

(ii)           the Board of Directors of Ecolab has effected an Ecolab Change in Recommendation;

               (iii)           the Board of Directors of Ecolab fails to publicly reaffirm the Ecolab Recommendation within ten Business Days after receipt of a written request by Nalco to provide such reaffirmation following an Ecolab Acquisition Proposal that has been publicly announced or that has become publicly known; provided that the right to terminate this Agreement pursuant to this Section 9.1(d)(iii) will not be available to Nalco if the Board of Directors of Ecolab has given notice that it is prepared to effect an Ecolab Change in Recommendation in accordance with Section 7.6(e); or

(iv)           Nalco effects a Nalco Change in Recommendation when permitted to do so pursuant to Section 7.5(e) in order to permit Nalco to enter into a definitive written agreement providing for a Superior Nalco Proposal concurrently with or immediately following the termination of this Agreement; provided that the termination of this Agreement pursuant to this Section 9.1(d)(iv) will not be effective unless and until Nalco has paid the Nalco Termination Fee to Ecolab in accordance with Section 9.3(a).

                Section 9.2           Effect of Termination.  In the event of any termination of this Agreement as provided in Section 9.1, the obligations of the Parties under this Agreement will terminate and there will be no liability on the part of any Party with respect thereto, except for the confidentiality provisions of Section 7.3 and the provisions of this Section 9.2, Section 9.3 (which, subject to the proviso of this sentence, will constitute the sole and exclusive remedy of the Party receiving payment thereunder) and Article X, each of which will remain in full force and effect; provided that no Party will be relieved or released from any liability or damages arising from an intentional breach of any provision of this Agreement or fraud, and the aggrieved Party will be entitled to all rights and remedies available at law or in equity, including (a) in the case of a breach by Ecolab or Merger Sub, liability to Nalco for damages, determined taking into account all relevant factors, including, without duplication, the loss of the benefit of the Merger to Ecolab and the lost stockholder premium and any benefit to Ecolab or its stockholders arising from such breach, and (b) in the case of a breach by Nalco, liability to Ecolab for damages determined taking into account all relevant factors, including the loss of the benefit of the Merger to Ecolab and any benefit to Nalco or its stockholders arising from such breach. The foregoing sentence is not intended to create any right of the stockholders of Nalco or Ecolab to bring any action against the other Party pursuant to this Agreement.  The Parties acknowledge and agree that the payment of the Nalco Termination Fee or the Ecolab Termination Fee, as applicable, pursuant to Section 9.3 will not preclude such non-breaching Party in the case of an intentional breach of this Agreement or fraud by such breaching Party from seeking additional damages from such breaching Party on account of such intentional breach or fraud.

                Section 9.3           Termination Fee and Expense Reimbursement.

                (a)           Nalco will pay to Ecolab, by wire transfer of immediately available funds, the sum of $135,000,000 (the “Nalco Termination Fee”) if this Agreement is terminated under the following circumstances:

               (i)           if this Agreement is terminated pursuant to Section 9.1(c)(ii) or (iii), then Nalco will pay the Nalco Termination Fee by the second Business Day following the date of such termination;

(ii)           if (A) this Agreement is terminated (1) pursuant to Section 9.1(b)(i) without a vote of the stockholders of Nalco contemplated by this Agreement at the Nalco Stockholders Meeting having occurred or (2) pursuant to Section 9.1(b)(iii), and in any such case a Nalco Acquisition Proposal has been publicly announced or has otherwise become publicly known, or any Person has publicly announced or communicated a bona fide intention, whether or not conditional, to make a Nalco Acquisition Proposal, at any time after the date of this Agreement and prior to the time of the taking of the vote of the stockholders of Nalco at the Nalco Stockholders Meeting, in the case of clause (2), or the date of termination, in the case of clause (1), and (B) within 12 months after the date of such termination, Nalco enters into a definitive agreement to consummate, or consummates, the transaction contemplated by such Nalco Acquisition Proposal, then Nalco will pay the Nalco Termination Fee by the second Business Day following the date Nalco enters into such definitive agreement or consummates such transaction; provided that, for purposes of this Section 9.3(a)(ii), all references to 15 percent including in the definition of the term “Nalco Acquisition Proposal” will be changed to 50 percent; or

           (iii)           if this Agreement is terminated pursuant to Section 9.1(d)(iv), then Nalco will pay the Nalco Termination Fee on the date, and as a condition to the effectiveness, of such termination.

(b)           Ecolab will pay to Nalco, by wire transfer of immediately available funds, the sum of $275,000,000 (the “Ecolab Termination Fee”) if this Agreement is terminated under the following circumstances:

(i)           if this Agreement is terminated pursuant to Section 9.1(d)(ii) or (iii), then Ecolab will pay the Ecolab Termination Fee by the second Business Day following the date of such termination; or

(ii)           if (A) this Agreement is terminated (1) pursuant to Section 9.1(b)(i) without a vote of the stockholders of Ecolab contemplated by this Agreement at the Ecolab Stockholders Meeting having occurred or (2) pursuant to Section 9.1(b)(iv), and in any such case an Ecolab Acquisition Proposal has been publicly announced or has otherwise become publicly known, or any Person has publicly announced or communicated a bona fide intention, whether or not conditional, to make an Ecolab Acquisition Proposal, at any time after the date of this Agreement and prior to the time of the taking of the vote of the stockholders of Ecolab at the Ecolab Stockholders Meeting, in the case of clause (2), or the date of termination, in the case of clause (1), and (B) within 12 months after the date of such termination, Ecolab enters into a definitive agreement to consummate, or consummates, the transaction contemplated by such Ecolab Acquisition Proposal, then Ecolab will pay the Ecolab Termination Fee by the second Business Day following the date Ecolab enters into such definitive agreement or consummates such transaction; provided that, for purposes of this Section 9.3(b)(ii), all references to 15 percent including in the definition of the term “Ecolab Acquisition Proposal” will be changed to 50 percent; or

(iii)           if this Agreement is terminated pursuant to Section 9.1(c)(iv), then Ecolab will pay the Ecolab Termination Fee on the date, and as a condition to the effectiveness, of such termination.

(c)           If this Agreement is terminated pursuant to Section 9.1(b)(iii) and the conditions set forth in Section 9.3(a)(ii)(A) regarding a publicly announced or otherwise communicated Nalco Acquisition Proposal, or intention to make a Nalco Acquisition Proposal, are not applicable, then Nalco will reimburse Ecolab for up to $8,000,000 of its reasonably documented Expenses incurred in connection with the transactions contemplated by this Agreement.  Such Expenses will be reimbursed by wire transfer of immediately available funds within two Business Days after delivery by Ecolab to Nalco of a written statement setting forth the amount thereof and attaching the applicable documentation.

(d)           If this Agreement is terminated pursuant to Section 9.1(b)(iv) and the conditions set forth in Section 9.3(b)(ii)(A) regarding a publicly announced or otherwise communicated Ecolab Acquisition Proposal, or intention to make an Ecolab Acquisition Proposal, are not applicable, then Ecolab will reimburse Nalco for up to $8,000,000 of its reasonably documented Expenses incurred in connection with the transactions contemplated by this Agreement.  Such Expenses will be reimbursed by wire transfer of immediately available funds within two Business Days after delivery by Nalco to Ecolab of a written statement setting forth the amount thereof and attaching the applicable documentation.

(e)           Each of Ecolab and Nalco acknowledges and agrees that the agreements contained in this Section 9.3 are an integral part of the transaction contemplated by this Agreement and that, without these agreements, such other Party would not enter into this Agreement.  Accordingly, if Ecolab or Nalco fails promptly to pay any amounts due under this Section 9.3 and, in order to obtain such payment, such other Party commences any Proceeding that results in a judgment against such nonpaying Party for such amounts, such nonpaying Party will pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the prime rate of the Bank of New York in effect on the date such payment was due, together with the costs and expenses of such Party that commenced such Proceeding (including reasonable legal fees and expenses) in connection with such Proceedings.

ARTICLE X
GENERAL PROVISIONS

                Section 10.1         Non-Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for those covenants and agreements contained in this Agreement and such other instruments (including Section 7.9) that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X.

                Section 10.2         Notices.  All notices and other communications in connection with this Agreement will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally or by facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices in connection with this Agreement will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to Ecolab or Merger Sub, to:

Ecolab Inc.
370 Wabasha Street North
Saint Paul, Minnesota 55102
Facsimile:       (651) 293-2471
Attention:      James J. Seifert
        Vice President, General Counsel and Secretary

with a copy (which will not constitute notice) to:

Baker & McKenzie LLP
130 East Randolph Drive
Chicago, Illinois 60601
Facsimile:       (312) 861-2899
Attention:      Dieter A. Schmitz
Craig A. Roeder

If to Nalco, to:

Nalco Holding Company
1601 West Diehl Road
Naperville, Illinois 60563-1198
Facsimile:       (630) 305-2840
Attention:      Office of General Counsel

with a copy (which will not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Facsimile:       (212) 474-3700
Attention:      Scott A. Barshay
        George F. Schoen

                Section 10.3         Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which will constitute one and the same instrument.  This Agreement will become effective when each Party has received counterparts signed and delivered (by facsimile or otherwise) by the other Parties.

                Section 10.4         Entire Agreement; Third Party Beneficiaries.  This Agreement (including the Exhibits, Schedules and the Parties’ disclosure letters) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to their subject matter.  This Agreement will be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or will confer upon any Person not a party to this Agreement any rights, benefits or remedies of any nature whatsoever, other than (a) Section 7.9, which is intended to be for the benefit of the Indemnified Persons and their heirs and assigns covered thereby and may be enforced by such Indemnified Persons and their heirs and assigns and (b) Article II, which is intended to be for the benefit of holders of shares of Nalco Common Stock, Nalco Stock Options and Nalco Stock-Based Awards with respect to the right of such holders to receive, as applicable, the Merger Consideration, Converted Stock Options or Converted Stock-Based Awards.

                Section 10.5         Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party.  Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

                Section 10.6         Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent will be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

                Section 10.7         Amendment.  This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Nalco or the stockholders of Ecolab, but after such approval, no amendment will be made which by Law or in accordance with the rules of the NYSE requires further approval by such stockholders without such further approval.  Notwithstanding the preceding sentence, no amendment will be made to this Agreement after the Effective Time.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

                Section 10.8         Extension; Waiver.  At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may to the extent legally permitted (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (c) waive compliance with any of the agreements or conditions contained in this Agreement.  No extension or waiver will be made which by Law or in accordance with the rules of the NYSE requires further approval by the stockholders of Nalco or the stockholders of Ecolab without such further approval.  Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such Party.  The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of those rights.

                Section 10.9         Governing Law and Venue: Waiver of Jury Trial.

                (a)           THIS AGREEMENT WILL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS WILL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE SUBSTANTIVE AND PROCEDURAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS RULES OF CONFLICTS OF LAW.  The Parties irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware with respect to all matters arising out of or relating to this Agreement the interpretation and enforcement of the provisions of this Agreement, and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement, and waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties agree that all claims with respect to such action or proceeding will be heard and determined exclusively in such a Delaware state or federal court.  The Parties consent to and grant any such court jurisdiction over the person of such Parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by Law will be valid and sufficient service.

                (b)           EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO  ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY ACKNOWLEDGES AND AGREES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER. EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS SECTION 10.9(b).

                Section 10.10      Enforcement.  The Parties acknowledge and agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  Except as provided in Section 9.2, it is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in any court referred to in Section 10.9, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity.  The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for such breach.

[Signature page follows.]

IN WITNESS WHEREOF, Ecolab Inc., Sustainability Partners Corporation and Nalco Holding Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

ECOLAB INC.

By:	/s/ Douglas M. Baker, Jr.

Name:	Douglas M. Baker, Jr.

Title:	Chairman of the Board, President and Chief Executive Officer

SUSTAINABILITY PARTNERS CORPORATION

By:	/s/ Douglas M. Baker, Jr.

Name:	Douglas M. Baker, Jr.

Title:	Chairman of the Board, President and Chief Executive Officer

NALCO HOLDING COMPANY

By:	/s/ J. Erik Fyrwald

Name:	J. Erik Fyrwald

Title:	Chairman, President and Chief Executive Officer

[Signature Page to Merger Agreement]